Filed pursuant to General Instruction II.L of Form F-10 File No. 333-208563.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated December 22, 2015 (the “Prospectus”) to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the prospectus, as amended or supplemented, and this prospectus supplement constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of ESSA Pharma Inc. at Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5, by faxing a written request to (888) 308-8974 or by calling: (778) 331-0962, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To Short Form Base Shelf Prospectus dated December 22, 2015

Secondary Offering	January 25, 2016

ESSA PHARMA INC.

11,363,630 Common Shares

This prospectus supplement relates to the periodic resale of common shares in the capital of ESSA Pharma Inc. (“ESSA” or the “Company”) by the Selling Securityholders (as defined under the heading “Selling Securityholders”) during the 25-month period that the Prospectus, including any amendments thereto, remains valid (the “Offering”). In connection with the recent sale of securities, on a private placement basis, to the Selling Securityholders, this prospectus supplement covers resales by the Selling Securityholders, from time to time, of up to 4,545,452 common shares in the capital of the Company (“Common Shares”) and up to 6,818,178 Common Shares issuable on the exercise of Common Share purchase warrants (collectively, the “Registrable Common Shares”). See “Plan of Distribution”. In connection with the Offering, we entered into a registration rights agreement dated January 14, 2016 (the “Registration Rights Agreement”) with the Selling Securityholders. We agreed in the Registration Rights Agreement to bear all fees and expenses incident to the registration of the Registrable Common Shares, other than fees and disbursements of counsel to the Selling Securityholders.

The Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “EPI” and the NASDAQ Capital Market (the “NASDAQ”) under the symbol “EPIX”. The closing price of the Common Shares on January 22, 2016, the last trading date before the date hereof, was C$5.20 per Common Share on the TSX and US$3.47 per Common Share on the NASDAQ.

Investing in our securities involves a high degree of risk. You should carefully read the “Risk Factors” section in the accompanying Prospectus, as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such notes and information in connection with an investment in any securities.

The Selling Securityholders may, from time to time, sell, transfer or otherwise dispose of any or all of the Registrable Common Shares or interests in the Registrable Common Shares on any stock exchange, market or trading facility on which the Registrable Common Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution”. This prospectus supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Common Shares in British Columbia or in any other province or territory of Canada at any time. We will not receive any of the proceeds from the sale or other disposition of the Registrable Common Shares by the Selling Securityholders.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this prospectus supplement and the accompanying Prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards. As a result, our financial statements may not be comparable to financial statements of United States companies.

Owning our securities may subject you to tax consequences both in Canada and the United States, including the Canadian federal income tax consequences applicable to a foreign controlled corporation that acquires Common Shares. This prospectus supplement and the accompanying Prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement together with the accompanying Prospectus and consult your own tax advisor with respect to your own particular circumstances. See “Certain U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and the experts named in this prospectus supplement and the accompanying Prospectus are Canadian residents, and a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities regulator has approved or disapproved the securities offered hereby or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this prospectus supplement or performed any review of the contents of this prospectus supplement.

The Company’s head office is located at Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5 and its registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3.

Investors should assume that the information appearing in this prospectus supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of the documents in which such information appears, regardless of the time of delivery of this prospectus supplement or of any sale of the Registrable Common Shares.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

 _____________________________

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to the Registrable Common Shares. This prospectus supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purpose of this Offering. If information in this prospectus is inconsistent with the accompanying Prospectus or the information incorporated by reference, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying Prospectus, together with the additional information about us in the section of this prospectus supplement entitled “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying Prospectus. The Company has not authorized anyone to provide you with different information.

The Registrable Common Shares covered hereby may be offered only in the jurisdictions where such offers are permitted and the Registrable Common Shares are not being offered or sold in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying Prospectus and the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus supplement, the accompanying Prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying Prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein unless otherwise noted, all dollar amounts are in Canadian dollars. References to “C$” and “$” are to Canadian dollars and references to “US$” are to U.S. dollars. This prospectus supplement and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Exchange Rate Information”.

In this prospectus supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “ESSA” or the “Company”, refer to ESSA Pharma Inc., either alone or together with our subsidiaries.

This prospectus supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein include references to trade names and trade-marks of other companies, which trade names and trade-marks are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of applicable Canadian securities legislation and U.S. securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this prospectus supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements relating to:

•	the initiation, timing, cost, progress and success of the Company’s research and development programs, pre-clinical studies and clinical trials;
•	the Company’s ability to advance its product candidate into, and successfully complete, clinical trials;
•	the Company’s ability to achieve profitability;
•	the Company’s ability to obtain funding for operations, including research funding;
•	the Company’s ability to recruit sufficient numbers of patients for future clinical trials;
•	the Company’s ability to establish and maintain relationships with collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	the implementation of the Company’s business model and strategic plans;

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•	the Company’s ability to develop and commercialize product candidates;
•	the Company’s commercialization, marketing and manufacturing capabilities and strategy;
•	the Company’s ability to protect its intellectual property and operate its business without infringing upon the intellectual property rights of others;
•	the Company’s expectations regarding federal, state, provincial and foreign regulatory requirements;
•	whether the Company will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada, the European Union and other jurisdictions;
•	the therapeutic benefits, effectiveness and safety of the Company’s product candidate;
•	the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by the Company’s product candidate;
•	the rate and degree of market acceptance and clinical utility of the Company’s product candidate, if any;
•	the timing of, and the Company’s ability and the Company’s collaborators’ ability, if any, to obtain and maintain regulatory approvals for the Company’s product candidate;
•	the Company’s expectations regarding market risk, including interest rate changes and foreign currency fluctuations;
•	the Company’s ability to engage and retain the employees required to grow its business;
•	the compensation that is expected to be paid to the Company’s employees;
•	the Company’s future financial performance and projected expenditures;
•	developments relating to the Company’s competitors and its industry, including the success of competing therapies that are or may become available; and
•	estimates of the Company’s expenses, future revenue, capital requirements and its needs for additional financing.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by us to develop such forward-looking statements include, but are not limited to:

•	the Company's ability to obtain positive results of clinical trials;
•	the Company's ability to obtain required regulatory approvals;
•	the Company's ability to successfully out-license or sell its future products, if any, and in-license and develop new products;
•	favorable general business and economic conditions;
•	the availability of financing on reasonable terms;
•	the Company's ability to attract and retain skilled staff;
•	market competition;
•	the products and technology offered by the Company's competitors; and
•	the Company's ability to protect patents and proprietary rights.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein and in the accompanying Prospectus and in documents incorporated by reference herein and therein, under the heading “Risk Factors”. Some of these risks and assumptions include, among others:

•	the Company’s future success is dependent primarily on the regulatory approval and commercialization of a single product candidate;
•	uncertainty as to the Company’s ability to raise additional funding;
•	risks related to the Company’s ability to continue to license its product candidates or technology from third parties;
•	risks related to clinical drug development;
•	the Company’s reliance on proprietary technology;
•	the Company’s incurrence of significant losses in every quarter since its inception, and anticipation that it will continue to incur significant losses in the future;
•	risks related to raising additional capital, which may include dilution to the Company’s existing shareholders, restrictions on the Company’s operations or requirements to relinquish rights to its technologies or any future product candidates; and
•	risks related to obtaining regulatory approvals in international jurisdictions.

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Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those expressed or implied herein. These forward-looking statements are made as of the date of this prospectus supplement or, in the case of documents incorporated by reference in this prospectus supplement, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying Prospectus. Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus supplement and not delivered with this prospectus may be obtained on request without charge from the Company Secretary of ESSA at Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5, telephone: (778) 331-0962 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or “EDGAR”, at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus supplement and the accompanying Prospectus:

•	the material change report dated January 15, 2016 regarding the appointment of Dr. David Parkinson as the Company’s President and Chief Executive Officer;

•	the material change report dated January 15, 2016 regarding the completion of the January 2016 Private Placement (as defined below);

•	the annual report on Form 20-F dated December 14, 2015 (which constitutes the annual information form of the Company) for the fiscal year ended September 30, 2015;

•	the audited annual consolidated financial statements of ESSA for the fiscal year ended September 30, 2015, together with the notes thereto and the auditor's report thereon;

•	the management's discussion and analysis of financial condition and results of operations of ESSA for the year ended September 30, 2015; and

•	the management information circular dated April 21, 2015.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this prospectus supplement and before withdrawal or completion of the Offering, will be deemed to be incorporated by reference into this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

Any statement contained in this prospectus supplement or in the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying Prospectus.

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Upon our filing a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus supplement and the accompanying Prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all quarterly financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated for purposes of future offers and sales of our securities under this prospectus supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this prospectus supplement and the accompanying Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated herein or therein for purposes of future offers and sales of securities under this prospectus supplement.

References to our website in any documents that are incorporated by reference into this prospectus supplement and the accompanying Prospectus do not incorporate by reference the information on such website into this prospectus or the accompanying Prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus supplement and the accompanying Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers; (iii) the consent of Davidson & Company LLP and (iv) the form of indenture relating to debt securities that may be issued under the Prospectus.

EXCHANGE RATE INFORMATION

The Company uses the Canadian dollar as its reporting currency. The following table sets forth certain information with respect to the U.S./Canadian dollar exchange rate (based on the noon exchange rates for the conversion of Canadian dollars into U.S. dollars as published by the Bank of Canada) for the periods shown.

	Year Ended September 30
	2015	2014
	US$	US$
Closing	0.7466	0.8922
High	0.8980	0.9724
Low	0.7455	0.8888
Average(1)	0.8136	0.9200

(1)	The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period.

On January 25, 2016, the noon exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7017.

GLOSSARY

As used in this prospectus supplement, the following terms have the respective meaning as specified below:

“2014 Financing” means the Company’s brokered private placement of Preferred Shares at a price of $2.00 per Preferred Share for aggregate gross proceeds of $2,370,800;

“2014 Special Warrant Financing” means the issuance on October 22, 2014 and October 23, 2014 of an aggregate of 679,640 special warrants (the “2014 Special Warrants”) by the Company at $2.00 per 2014 Special Warrant;

“2015 Special Warrant” has the meaning given to it below;

“2015 Special Warrant Financing” means the issuance on January 16, 2015 of an aggregate of 4,363,634 special warrants (the “2015 Special Warrants”) by the Company at US$2.75 per 2015 Special Warrant;

“2016 Warrants” means the 6,818,178 Warrants issued by the Company pursuant to the January 2016 Private Placement;

“AR” means androgen receptor;

“BC Cancer Agency” means the British Columbia Cancer Agency;

“Board” means the board of directors of ESSA;

“Broker Warrants” means the aggregate 361,852 warrants of the Company issued to the financing agents in connection with the 2014 Financing, 2014 Special Warrant Financing and 2015 Special Warrant Financing;

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“Common Shares” means the common shares in the capital of the Company;

“Company” means ESSA Pharma Inc.;

“CPRIT” means the Cancer Prevention and Research Institute of Texas;

“CPRIT Grant” means the US$12,000,000 grant given by CPRIT to the Company to help fund the clinical development of the Company’s program;

“CRPC” means castration-resistant prostate cancer;

“CTA” means Clinical Trial Application, the approval of which is the key step in obtaining Canadian regulatory approval to commence clinical trials in Canada. It is similar to the IND application submitted to the FDA in the US.

“ESSA” means ESSA Pharma Inc.;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“FDA” means the U.S. Food and Drug Administration;

“IND” means Investigational New Drug;

“January 2016 Private Placement” means the private placement of 4,545,452 units of the Company (“Units”) at US$3.30 per Unit for aggregate gross proceeds of approximately US$15 million, as further described below;

“LBD” means ligand-binding domain;

“NASDAQ” means the NASDAQ Capital Market;

“NTD” means amino terminal domain;

“Options” means options to acquire Common Shares;

“Preferred Shares” means the Class A preferred shares in the capital of the Company which were automatically converted to Common Shares upon the public listing of the Company on the TSX-V on January 27, 2015;

“PSA” means prostate specific antigen;

“SEC” means the Securities and Exchange Commission of the United States of America;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“UBC” means the University of British Columbia;

“U.S.” means the United States of America;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“vAR” means constitutively-active variants of AR; and

“Warrants” means common share purchase warrants to acquire Common Shares in the capital of the Company.

THE COMPANY

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference and does not contain all of the information about the Company and its business that should be considered before investing in the securities. This prospectus supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein should be reviewed and considered by prospective purchasers in connection with their investment in the securities.

Name, Address and Incorporation

The Company was incorporated under the name “ESSA Pharma Inc.” pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) on January 6, 2009.

The Company’s registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3. Its head office is located at Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5.

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As of July 28, 2015, the Common Shares began trading under the symbol “EPI” on the TSX after graduating from the TSX-V. On July 9, 2015, the Common Shares began trading on the NASDAQ under the symbol “EPIX.”

Intercorporate Relationships

The Company has one wholly-owned subsidiary, ESSA Pharmaceuticals Corp., existing under the laws of the State of Texas.

BUSINESS OF THE COMPANY

Overview of the Company

ESSA is a pharmaceutical company currently entering the clinical development stage that is focused on the development of small molecule drugs for the treatment of castration-resistant prostate cancer (“CRPC”). The Company is developing drugs which selectively block the amino-terminal domain (“NTD”) of the androgen receptor (“AR”), potentially overcoming the known AR-dependent resistance mechanisms of CRPC and providing CRPC patients with the potential for increased progression-free and overall survival.

The Company has submitted an Investigational New Drug Application (“IND”) to the U.S. Food and Drug Administration (“FDA”) for EPI-506 to begin a Phase 1/2 clinical trial. The Company received FDA approval of its IND on September 23, 2015. The Company will explore the safety, tolerability, maximum tolerated dose and pharmacokinetics of EPI-506, in addition to tumor response rates in asymptomatic or minimally symptomatic patients who are no longer responding to either abiraterone or enzalutamide treatments or both. Efficacy endpoints include prostate specific antigen (“PSA”) reduction, as well as other progression criteria.

According to the American Cancer Society, in the United States, prostate cancer is the second most frequently diagnosed cancer among men, behind skin cancer. Approximately one-third of all prostate cancer patients who have been treated for local disease will subsequently have rising serum levels of PSA, which is an indication of recurrent or advanced disease. Patients with advanced disease often undergo androgen ablation therapy using analogues of luteinizing hormone releasing hormone or surgical castration. Most advanced prostate cancer patients initially respond to androgen ablation therapy, however many experience a recurrence in tumor growth despite the reduction of testosterone to castrate levels, and at that point are considered to be suffering from CRPC. Following diagnosis of CRPC, patients are often treated with anti-androgens, which block the binding of androgens to the AR.

The growth of prostate tumors is mediated by an activated AR. Generally, there are three means of activating the AR. First, androgens such as dihydrotestosterone can activate AR by binding to its ligand-binding domain (“LBD”). Second, CRPC can be driven by constitutively-active variants of AR (“vAR”) that lack a LBD and do not require androgen for activation. The third mechanism involves certain signaling pathways that activate AR, independent of androgen activity. Current drugs for the treatment of prostate cancer work by focusing on the first mechanism and preventing androgen from binding to LBD, but this approach eventually fails and may not block the other two mechanisms of AR activation. By directly and selectively blocking all known means of activating the AR, the Company believes EPI-506 holds the potential to be effective in cases where current therapies have failed.

According to the Decision Resources Group, in 2014, there were approximately 213,000 prevalent cases of CRPC, and that prevalence is expected to increase to approximately 235,000 in 2023. The Company expects that EPI-506 could be effective for many of those patients. For the following reasons, the Company intends to first focus on patients who have failed abiraterone or enzalutamide:

•	CRPC treatment remains the prostate cancer market segment with the greatest unmet need and is therefore a potentially large market;
•	the Company believes that the unique mechanism of action of its product candidate is well suited to treat patients who have failed LBD focused therapies; and
•	the Company expects the large number of patients with unmet therapeutic needs in this area will facilitate timely enrollment in its clinical trials.

EPI-506 is a potent pro-drug of EPI-002, a stereoisomer of ESSA’s discovery compound, EPI-001. A pro-drug is a drug which after administration is converted into an active form through a normal metabolic process. Pro-drugs are typically utilized to administer and more efficiently deliver another drug, in this case EPI-002. The Company believes that EPI-506 can deliver higher concentrations of EPI-002 to the target tissue than EPI-002 itself. In ESSA’s pre-clinical studies, EPI-001 has been shown to shrink benign prostate tissue in mice. The pro-drug EPI-506 has demonstrated similar biological effects at doses that are lower than those required for EPI-002.

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The NTD of AR is flexible with a high degree of intrinsic disorder making it extremely difficult to be used for crystal structure-based drug design. To the Company’s knowledge, no crystal structure has been identified in the AR NTD that could facilitate development of drugs which interact with this domain. The Company is not currently aware of any reported success by other drug development companies in finding drugs that bind to this drug target.

The Company is currently initiating a Phase 1/2 clinical trial with approximately 150 patients, 30 in the Phase 1 dose-escalation group and 120 in the Phase 2 dose expansion group. Key enrollment criteria are progressive, metastatic CRPC for patients who are no longer responding to abiraterone or enzalutamide. Efficacy endpoints include PSA response and radiographic progression criteria. The Company will also assess biomarkers of resistance including AR splice variant status of patients. A biomarker is a measurable biological or chemical change that is believed to be associated with the severity or presence of a disease or condition. If the Phase 1/2 trial is successful, the Company expects to seek approval from the FDA to commence a Phase 3 trial in a similar patient population.

The British Columbia Cancer Agency (“BC Cancer Agency”) and the University of British Columbia (“UBC”) are joint owners of the intellectual property that constitutes ESSA’s primary asset. The Company has entered into a joint agreement with the two institutions which provides exclusive access to the patent and patent applications to the Company’s EPI-series compounds, including EPI-506.

Recent Corporate Developments

On December 9, 2014, the Company became a reporting issuer in Alberta, British Columbia and Ontario. On January 27, 2015, the Common Shares began trading on the TSX-V under the symbol “EPI”. On July 9, 2015, the Common Shares began trading on the NASDAQ under the symbol “EPIX”. On July 28, 2015, the listing of the Common Shares was graduated to the TSX and the Common Shares were concurrently de-listed from the TSX-V.

The IND application was filed with the FDA on March 31, 2015. On April 30, 2015, the Company received notification from the FDA that the Company’s IND application had been placed on clinical hold pending receipt by the FDA of additional chemistry and pharmaceutical data related to the stability of the drug substance and drug product and a certificate of analysis on drug product. The Company responded to the FDA and received FDA approval of its IND on September 23, 2015. This FDA approval permits the Company to initiate its planned Phase 1/2 clinical trial of its novel agent, EPI-506. Furthermore, the Health Protection Branch of Health Canada issued a “no objection letter” on November 5, 2015, which will allow ESSA to include Canadian sites in its Phase 1/2 clinical study. In October 2015, ESSA received a second advance of US$3,786,667 from the CPRIT Grant.

On January 7, 2016, the Company announced that Dr. David Parkinson had been appointed as the Company’s President and Chief Executive Officer, replacing Bob Rieder, who departed from the Company and resigned from the board of directors.

On January 14, 2016, the Company completed a private placement (the “January 2016 Private Placement”) of 4,545,452 units of the Company (“Units”) at US$3.30 per Unit for aggregate gross proceeds of approximately US$15 million. Each Unit consisted of one Common Share, one seven-year cash and cashless exercise Warrant and one-half of one two-year cash exercise Warrant. Effective upon completion of the January 2016 Private Placement, Scott Requadt, Managing Director of Clarus Ventures, LLC, was appointed to the Board of the Company. Further information regarding the terms of the January 2016 Private Placement and the Units issued thereunder can be found in the Company’s material change report dated January 15, 2016, which is incorporated by reference herein.

RISK FACTORS

An investment in the Company’s securities is speculative and involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying Prospectus, you should carefully consider the risks and uncertainties described under the heading “Risk Factors” in the accompanying Prospectus, together with all of the other information contained in this prospectus supplement and the accompanying Prospectus, before purchasing the Company’s securities. The occurrence of any of the risks mentioned under the heading “Risk Factors” in the accompanying Prospectus could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects. In these circumstances, the market price of the Company’s securities, including Common Shares, could decline, and you may lose all or part of your investment. The risks set out under the heading “Risk Factors” in the accompanying Prospectus are not the only risks the Company faces; risks and uncertainties not currently known to it or that the Company currently deems to be immaterial may also materially and adversely affect its business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying Prospectus, including the Company’s consolidated financial statements and related notes. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described under the heading “Risk Factors” in the accompanying Prospectus. See “Cautionary Note Regarding Forward-Looking Statements” above.

S-8

USE OF PROCEEDS

The proceeds from the sale or other disposition of the Registrable Common Shares covered by this prospectus supplement are solely for the account of the Selling Securityholders. Accordingly, we will not receive any proceeds from the sale or other disposition of the Registrable Common Shares by the Selling Securityholders. We received gross proceeds of approximately $15 million from the sale of our Common Shares and Warrants to the Selling Securityholders on a private placement basis on January 14, 2016 pursuant to the January 2016 Private Placement. We will also receive the proceeds of any 2016 Warrants exercised for cash.

PRIOR SALES

For the 12-month period prior to the date of this prospectus supplement, the Company has issued the following Common Shares, or securities that are convertible or exchangeable into Common Shares:

Date of Issuance/Grant	Type of Security	Number of Securities Issued	Issue/Exercise Price

January 16, 2015	2015 Special Warrants(1)	4,363,634	US$	2.75

January 16, 2015	Broker Warrants(2)	257,018		$2.00

January 26, 2015	Common Shares(3)	2,382,540		$0.00

February 23, 2015	Options	10,000		$4.65

February 25, 2015	Common Shares(4)	48,705		$2.00

March 2, 2015	Options	10,000		$5.15

March 4, 2015	Common Shares(4)	6,169		$2.00

March 5, 2015	Options	50,000		$5.35

March 11, 2015	Common Shares(4)	4,803		$2.00

March 19, 2015	Common Shares(4)	14,312		$2.00

March 27, 2015	Common Shares(4)	259		$2.00

April 28, 2015	Common Shares(5)	7,000		$0.50

April 28, 2015	Common Shares(5)	5,100		$0.80

May 7, 2015	Common Shares(4)	655		$2.00

June 4, 2015	Common Shares(4)	5,272		$2.00

June 12, 2015	Common Shares(5)	24,000		$0.80

June 22, 2015	Common Shares(5)	7,000		$0.50

June 22, 2015	Common Shares(5)	8,100		$0.80

June 23, 2015	Options	55,000		$14.90

June 24, 2015	Common Shares(4)	21,087		$2.00

June 29, 2015	Common Shares (6)	80,000		$0.00

July 10, 2015	Common Shares(6)	4,283,634		$0.00

July 13, 2015	Common Shares(4)	217		$2.00

July 22, 2015	Common Shares(4)	1,512		$2.00

July 23, 2015	Common Shares(4)	1,372		$2.00

July 30, 2015	Common Shares(5)	10,000		$0.80

August 7, 2015	Options	10,000		$8.90

September 9, 2015	Options	60,000		$9.10

November 6, 2015	Options	20,000		$7.26

January 7, 2015	Common Shares(5)	20,000		$2.00

January 12, 2016	Options	600,000		$6.25

January 14, 2016	Common Shares(7)	4,545,452	US$	3.30

January 14, 2016	2016 Warrants(7)	6,818,178	US$	3.30	(8)

Notes:

(1)	In January 2015, the Company issued 4,363,634 2015 Special Warrants under the 2015 Special Warrant Financing.
(2)	Issued to the financing agents in connection with the 2015 Special Warrant Financing.
(3)	Issued on conversion of all of the Company’s outstanding Preferred Shares.
(4)	Issued on the exercise of Broker Warrants.
(5)	Issued on the exercise of Options.
(6)	Issued on deemed exercise of all of the Company’s outstanding 2015 Special Warrants.
(7)	Issued pursuant to the January 2016 Private Placement.
(8)	The exercise price of the 2016 Warrants is initially equal US$3.30 per share, subject to adjustment pursuant to the terms of the warrant certificates representing the 2016 Warrants.

S-9

MARKET FOR SECURITIES

The Common Shares are listed on the TSX (trading symbol: EPI) and the NASDAQ (trading symbol: EPIX). The following table sets forth, for the calendar periods indicated, the high and low trading prices and composite volume of trading of the Common Shares as reported on the TSX-V and the TSX prior to the filing of this prospectus.

TSX-V & TSX

Month	Monthly High Price (C$)	Monthly Low Price (C$)	Monthly Volume

January 2015(1)	4.40	3.50	54,843

February 2015	5.00	3.85	410,062

March 2015	8.20	4.80	584,186

April 2015	9.78	7.30	823,640

May 2015	9.50	8.48	388,231

June 2015	15.40	9.25	829,184

July 2015(2)	14.10	8.97	314,307

August 2015	9.98	6.41	276,909

September 2015	9.50	7.60	180,539

October 2015	9.10	7.98	118,480

November 2015	7.95	5.55	95,390

December 2015	6.84	5.00	86,217

January 2016(3)	7.25	4.77	199,026

Notes:

(1)	The Company's Common Shares were listed for trading on the TSX-V on January 27, 2015.
(2)	Based on the combined total volume and trading prices on the TSX-V and the TSX for the month of July, in which the listing of the Company’s Common Shares was graduated to the TSX on July 28, 2015.
(3)	From January 1, 2016 to January 22, 2016, the last trading day prior to the date of this prospectus supplement.

S-10

NASDAQ

Month	Monthly High Price (US$)	Monthly Low Price (US$)	Monthly Volume

July 2015(1)	11.69	6.95	47,233

August 2015	7.75	4.85	21,555

September 2015	7.00	5.75	14,298

October 2015	7.00	5.85	25,812

November 2015	6.00	4.25	28,248

December 2015	4.75	4.00	27,253

January 2016(2)	4.75	3.25	292,613

Notes:

(1)	The Company’s Common Shares were listed for trading on the NASDAQ on July 9, 2015.
(2)	From January 1, 2016 to January 22, 2016, the last trading day prior to the date of this prospectus supplement.

DESCRIPTION OF SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. As of January 25, 2016, there were 27,195,499 Common Shares issued and outstanding, 4,073,519 Common Shares issuable upon exercise of outstanding stock options and 281,363 Common Shares issuable upon exercise of Warrants.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares are entitled to receive on a pro rata basis such dividends on the Common Shares, if any, as and when declared by the Board at its discretion, from funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with, the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

CONSOLIDATED CAPITALIZATION

Since September 30, 2015, the date of our financial statements for the most recently completed financial period, there have been no material changes in our consolidated share and loan capital other than as outlined under “Prior Sales”. For information on the issuance of shares pursuant to the exercise of options pursuant to our incentive stock option plan and Warrants, see “Prior Sales”.

S-11

SELLING SECURITYHOLDERS

The Registrable Common Shares covered by this prospectus supplement are those issued in connection with the January 2016 Private Placement or issuable upon exercise of 2016 Warrants that were issued in the January 2016 Private Placement. For additional information regarding the January 2016 Private Placement, see the information provided above under “The Company – Business of the Company – Recent Corporate Developments” and in our Material Change Report dated January 15, 2016 relating to the issuance of the Registrable Common Shares, which is available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov, and is incorporated by reference herein. We are registering the Registrable Common Shares in order to permit the Selling Securityholders to offer the Registrable Common Shares for sale or other disposition from time to time in the United States. Except for the ownership of Common Shares, the Selling Securityholders have not had any material relationship with us within the past three years.

The table below identifies the selling securityholders (the “Selling Securityholders”) and provides other information regarding the beneficial ownership of the Registrable Common Shares by the Selling Securityholders, as provided by the Selling Securityholders. The second column lists the number of our Common Shares beneficially owned by the Selling Securityholders, based on their ownership of our outstanding Common Shares, as of January 25, 2016.

The third column lists the Registrable Common Shares covered by this prospectus supplement that may be sold or otherwise disposed of by the Selling Securityholders.

Name of Selling Securityholder	Number of Common Shares Owned Prior to Offering	Type of Ownership: Legal or Beneficial	Maximum Number of Common Shares to be Sold Pursuant to this Prospectus Supplement	Number of Common Shares Owned After Offering(1)
Clarus Lifesciences III, L.P.	Undiluted: 2,121,212 Fully-diluted: 5,303,030	Legal	5,303,030	Undiluted: 0 Fully-diluted: 0

Special Situations Life Sciences Fund L.P.	Undiluted: 1,212,120 Fully-diluted: 1,939,392	Legal	1,212,120	Undiluted: 727,272 Fully-diluted: 727,272

Special Situations Fund III QP, L.P.	Undiluted: 363,636 Fully-diluted: 909,090	Legal	909,090	Undiluted: 0 Fully-diluted: 0

Special Situations Cayman Fund L.P.	Undiluted: 121,212 Fully-diluted: 303,030	Legal	303,030	Undiluted: 0 Fully-diluted: 0

Deerfield Special Situations Fund, L.P.	Undiluted: 1,336,748 Fully-diluted: 1,973,111	Legal	1,060,605	Undiluted: 912,506 Fully-diluted: 912,506

Deerfield Private Design Fund III, L.P.	Undiluted: 1,295,648 Fully-diluted: 1,932,011	Legal	1,060,605	Undiluted: 871,406 Fully-diluted: 871,406

Omega Fund IV, L.P.	Undiluted: 1,696,969 Fully-diluted: 2,606,059	Legal	1,515,150	Undiluted: 1,090,909 Fully-diluted: 1,090,909

Notes:

(1)	Assuming the sale of all Registrable Common Shares by the Selling Securityholder during the 25-month period that the Prospectus, including any amendments thereto, remains valid.

For a description of our Common Shares, see “Description of Share Capital”.

S-12

PLAN OF DISTRIBUTION

We are registering the Registrable Common Shares to permit the resale of the Registrable Common Shares by the Selling Securityholders, from time to time, after the date of this prospectus supplement in the United States. We will not receive any of the proceeds from the sale by the Selling Securityholder of the Registrable Common Shares.

S-13

The Selling Securityholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Registrable Common Shares or interests in Registrable Common Shares received after the date of this prospectus supplement from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Registrable Common Shares or interests in Registrable Common Shares on any stock exchange, market or trading facility on which the Registrable Common Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices

The Selling Securityholders may use any one or more of the following methods when disposing of Registrable Common Shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the Registrable Common Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the Selling Securityholders to sell a specified number of such Registrable Common Shares at a stipulated price per Registrable Common Share;
•	a combination of any such methods of sale; and
•	any other method permitted by applicable law.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the Registrable Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Registrable Common Shares, from time to time, under this prospectus supplement, or under an amendment to this prospectus supplement under General Instruction II.L. of Form F-10 or other applicable provision of the U.S. Securities Act amending the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus supplement. The Selling Securityholders also may transfer the Registrable Common Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus supplement.

In connection with the sale of the Registrable Common Shares or interests therein, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Registrable Common Shares in the course of hedging the positions they assume. The Selling Securityholders may also sell Registrable Common Shares short and deliver these securities to close out their short positions, or loan or pledge the Registrable Common Shares to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Registrable Common Shares offered by this prospectus supplement, which Registrable Common Shares such broker-dealer or other financial institution may resell pursuant to this prospectus supplement.

The aggregate proceeds to the Selling Securityholders from the sale of the Registrable Common Shares offered by them will be the purchase price of the Registrable Common Shares less discounts or commissions, if any. Each of the Selling Securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Registrable Common Shares to be made directly or through agents. We will not receive any of the proceeds from this Offering. Upon any exercise of the 2016 Warrants by payment of cash, however, we will receive the exercise price of the 2016 Warrants.

We have agreed under the Registration Rights Agreement to pay all fees and expenses incident to the registration of the Registrable Common Shares, other than the fees and disbursements of counsel to the Selling Securityholders.

The Selling Securityholders also may resell all or a portion of the Registrable Common Shares in open market transactions in reliance upon Rule 144 or Rule 904 of Regulation S under the U.S. Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Registrable Common Shares or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Common Shares may be underwriting discounts or commissions under the U.S. Securities Act. Selling Securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act will be subject to the prospectus delivery requirements of the U.S. Securities Act.

S-14

To the extent required, the Registrable Common Shares to be sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an amendment to this prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus supplement.

In order to comply with the securities laws of some states, if applicable, the Registrable Common Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Registrable Common Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and is complied with.

This prospectus supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Common Shares in British Columbia or in any other province or territory of Canada at any time.

We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Registrable Common Shares in the market and to the activities of the Selling Securityholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus supplement (as it may be amended from time to time) available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the U.S. Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the Registrable Common Shares against certain liabilities, including liabilities arising under the U.S. Securities Act.

We have agreed to indemnify the Selling Securityholders against liabilities, including liabilities under the U.S. Securities Act and state securities laws, relating to the registration of the Registrable Common Shares offered by this prospectus supplement.

There can be no assurance that any securityholder will sell any or all of the Registrable Common Shares registered pursuant to the registration statement, of which this prospectus supplement and the accompanying Prospectus form a part.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the acquisition, ownership and disposition of Common Shares. This summary addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder (as defined below) as a result of the acquisition, ownership and disposition of Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds the Common Shares, persons that will own, or will have owned, directly, indirectly or constructively 10% or more (by vote or value) of ESSA’s stock, persons that hold the common shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders (as defined below) should consult their own tax advisers regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

S-15

As used in this summary, a “U.S. Holder” is a beneficial owner of Common Shares who, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Common Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the acquisition, ownership and disposition of Common Shares.

Taxation of Common Shares

Distributions on Common Shares

In general, subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the passive foreign investment company rules discussed below, distributions on Common Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares exchanged therefor. Subject to the passive foreign investment company rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties, and certain gains. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

S-16

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it was not classified as a PFIC for the taxable year ending September 30, 2015, and the Company believes it will not be classified as a PFIC for the current taxable year and in future taxable years. However, the Company’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of the Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of its subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Company.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if the Company is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the Company as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

If the Company determines that it, and any subsidiary in which the Company owns, directly or indirectly, more than 50% of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, the Company intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to the Company and any such subsidiary for such taxable year. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and any Subsidiary PFIC.

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The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF election is made. It is recommended that, if the Company were to be classified as a PFIC, a U.S. Holder make a QEF election with respect to the Company and any Subsidiary PFIC.

Alternatively, if the Company were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of Common Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, the following is, as of the date of this prospectus supplement, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to an investor who acquires Registrable Common Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and the Selling Securityholders, is not affiliated with the Company and the Selling Securityholders, and who acquires and holds the Registrable Common Shares as capital property (a “Holder”). Generally, the Registrable Common Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Registrable Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; or (v) that has or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Registrable Common Shares. Such Holders should consult their own tax advisors with respect to an investment in Registrable Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Registrable Common Shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Registrable Common Shares.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

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Currency Conversion

Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Registrable Common Shares, including dividends, adjusted cost base and proceeds of dispositions must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada at noon on the particular date the particular amount arose or such other rate of exchange as acceptable to the CRA.

Resident Holders

The following section of this summary applies to Holders who, for the purposes of the Tax Act and at all relevant times, are or are deemed to be resident in Canada (“Resident Holders”). Certain Resident Holders whose Registrable Common Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Registrable Common Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Registrable Common Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations”, as defined in the Tax Act. An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act.

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Registrable Common Shares must be included in computing its income but generally will be deductible in computing its taxable income. In certain circumstances, section 55(2) of the Tax Act (as proposed to be amended by Tax Proposals released on July 31, 2015) will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition on a capital gain. Resident Holders that are corporations should consult their own advisors having regard to their own circumstances. A Resident Holder that is a “private corporation”, as defined in the Tax Act, and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 38 1/2% (subject to pro-ration for taxation years that end after 2015 and begin before 2016) refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Registrable Common Shares to the extent such dividends are deductible in computing taxable income.

Dispositions of Registrable Common Shares

Upon a disposition (or a deemed disposition) of a Registrable Common Share, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security, as applicable, to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.

The adjusted cost base to a Resident Holder of Registrable Common Shares acquired pursuant to this Offering will be determined by averaging the cost of such Registrable Common Shares with the adjusted cost base of all other Common Shares (if any) held by the Resident Holder as capital property immediately before that time.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Registrable Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Registrable Common Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

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A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 10 2⁄3% (subject to pro-ration for taxation years that end after 2015 and begin before 2016) on its “aggregate investment income” for the year which will include taxable capital gains.

Minimum Tax

Capital gains realized and taxable dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of minimum tax.

Non-Resident Holders

The following section of this summary is generally applicable to Holders (“Non-Resident Holders”) who (i) for the purposes of the Tax Act, have not been and will not be resident in Canada or deemed to be resident in Canada at any time while they hold the Registrable Common Shares; and (ii) do not use or hold the Registrable Common Shares in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors.

Dispositions of Registrable Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Registrable Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Registrable Common Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which includes the TSX and NASDAQ), at the time of disposition, the Registrable Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions were met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Common Shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, a Registrable Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Registrable Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the subheading “Resident Holders – Dispositions of Registrable Common Shares”.

Non-Resident Holders whose Registrable Common Shares are taxable Canadian property should consult their own tax advisors.

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WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company LLP at its offices located at 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G6. Davidson & Company report that they are independent from the Company in accordance with the Chartered Accountants of British Columbia Code Rules of Professional Conduct in British Columbia, Canada.

As of the date of this prospectus supplement, the registrar and transfer agent of the Company is Computershare Trust Company of Canada at its offices in Vancouver, British Columbia.

AGENT FOR SERVICE OF PROCESS

David Parkinson, the President and Chief Executive Officer and a director of the Company and Franklin Berger and Scott Requadt, each a director of the Company, reside outside of Canada and have appointed an agent for service of process in Canada, as set out in the table below. Each of the Selling Securityholders is incorporated under the laws of the United States and have also appointed an agent for service of process in Canada, as further described below.

Name of Person	Name and Address of Agent
David Parkinson	ESSA Pharma Inc., Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5

Franklin Berger	ESSA Pharma Inc., Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5

Scott Requadt	ESSA Pharma Inc., Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5

Clarus Lifesciences III, L.P.	152928 Canada Inc., c/o Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9

Special Situations Life Sciences Fund L.P.	Fasken Martineau DuMoulin LLP, 55 Metcalfe Street, Suite 1300, Ottawa, Ontario K1P 6L5

Special Situations Fund III QP, L.P.	Fasken Martineau DuMoulin LLP, 55 Metcalfe Street, Suite 1300, Ottawa, Ontario K1P 6L5

Special Situations Cayman Fund L.P.	Fasken Martineau DuMoulin LLP, 55 Metcalfe Street, Suite 1300, Ottawa, Ontario K1P 6L5

Deerfield Special Situations Fund, L.P.	152928 Canada Inc., c/o Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9

Deerfield Private Design Fund III, L.P.	152928 Canada Inc., c/o Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9

Omega Fund IV, L.P.	152928 Canada Inc., c/o Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9

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Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus supplement will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of U.S. law. As of the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

ENFORCEABILITY OF CIVIL LIABILITIES

ESSA is a corporation existing under the BCBCA. Most of the Company’s directors and officers, and the experts named in this prospectus, are residents of Canada, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers and experts under the United States federal securities laws. The Company has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

The Company filed with the SEC, concurrently with its Registration Statement on Form F-10 of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.

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SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	December 22, 2015

US$100,000,000

Common Shares

Warrants

Units

Subscription Receipts

Debt Securities

This prospectus relates to the offering for sale from time to time during the 25-month period that this prospectus, including any amendments hereto, remains effective, of up to US$100,000,000 in the aggregate, in one or more series or issuances, of (i) common shares (“Common Shares”) in the capital of ESSA Pharma Inc. (the “Company” or “ESSA”), (ii) warrants to purchase Common Shares (“Warrants”), (iii) units (“Units”) comprising Common Shares and Warrants, (iv) subscription receipts exercisable for Common Shares, Warrants or Units (“Subscription Receipts”), and (v) Debt Securities (“Debt Securities”) of the Company. The securities may be offered by the Company or by the Company’s securityholders. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

The Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “EPI” and the NASDAQ Capital Market (the “NASDAQ”) under the symbol “EPIX”. The closing price of the Common Shares on December 21, 2015, the last trading date before the date hereof, was C$5.80 per Common Share on the TSX and US$4.4999 per Common Share on the NASDAQ. Unless otherwise specified in an applicable prospectus supplement, the Warrants, Units, Subscription Receipts, and Debt Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which the Company’s securities, other than Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of the Company’s securities, other than Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See “Risk Factors”.

The Company’s head office is located at Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5 and its registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3.

The specific terms of securities offered pursuant to this prospectus will be set forth in a prospectus supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered and the offering price; (ii) in the case of Warrants, the number of Common Shares issuable upon exercise thereof, the exercise price and exercise period and the terms of any provisions allowing or providing for adjustments in the exercise price or the number of Common Shares issuable upon exercise thereof; (iii) in the case of Units, the number of Units offered, the offering price and the number of Common Shares and Warrants included in each Unit; (iv) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the securities issuable in exchange for the Subscription Receipts and any other specific terms; and (v) in the case of Debt Securities, the aggregate principal amount and offering price, the maturity date, the interest provisions, events of default, redemption or retraction provisions, conversion or exchange rights, whether the debt is senior or subordinated and any other specific terms. A prospectus supplement may include specific variable terms pertaining to securities that are not within the alternatives and parameters set forth in this prospectus.

All information permitted under securities legislation to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. This prospectus may not be used to sell any securities unless accompanied by a prospectus supplement. In connection with any underwritten offering of securities, the underwriters, dealers or placement agents may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a higher level than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. A purchaser who acquires securities forming part of the underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The Company or any selling securityholder may offer and sell the securities issued under this prospectus to or through underwriters, dealers, placement agents or other intermediaries or directly to one or more purchasers, subject in each case to obtaining any required exemptions under applicable securities laws. The distribution of securities under this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at other negotiated prices, in each case as set forth in the applicable prospectus supplement. The prospectus supplement relating to a particular offering of securities will identify each selling securityholder, underwriter, dealer or agent engaged in connection with an offering and sale of securities pursuant to this prospectus and will set forth the terms of the offering of such securities, including the proceeds to the Company and, to the extent applicable, any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, the method of distribution, the initial issue price (in the event that the offering is a fixed price distribution) and any other material terms of the plan of distribution. See “Plan of Distribution”.

ESSA is a clinical development-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of prostate cancer. Investing in ESSA’s securities is speculative and involves a high degree of risk. An investment in securities of the Company should only be undertaken by those persons who can afford the total loss of their investment. You should carefully read the “Risk Factors” in this prospectus (including any prospectus supplement) and in the documents incorporated by reference herein as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements”. Potential investors are advised to consult their own legal counsel and other professional advisors in order to assess income tax, legal and other aspects of an investment in ESSA.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. The Company has not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Company will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus or any applicable prospectus supplement.

ESSA is permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Owning the Company’s securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not described in this prospectus and may not be fully described in any applicable prospectus supplement. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because the Company is incorporated under the laws of the province of British Columbia, Canada, most of the officers and directors and the experts named in this prospectus are Canadian residents, and a substantial portion of the Company’s assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the United States Securities and Exchange Commission (the “SEC”), nor any state securities regulator has approved or disapproved the securities offered hereby or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and are not entitled to rely on only certain parts of the information contained in this prospectus or any applicable prospectus supplement to the exclusion of the remainder. The Company has not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Company is not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

MEANING OF CERTAIN REFERENCES

In this prospectus and any applicable prospectus supplement, unless the context otherwise indicates, the terms “ESSA”, “Company”, “we”, “us” and “our” mean ESSA Pharma Inc., either alone or as applicable, together with the Company’s subsidiary.

This prospectus and any applicable prospectus supplement includes references to trade names and trade-marks of other companies, which trade names and trade-marks are the property of their respective owners.

Market data and certain industry forecasts relating to the pharmaceutical and biotechnology industry included in this prospectus, including any prospectus supplement or any document incorporated by reference herein or therein, are derived from recognized industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources is not guaranteed and has not been independently verified by the Company, and the Company does not make any representation as to the accuracy of such information.

For an explanation of certain technical terms and abbreviations used in this prospectus, see the “Glossary” section of this prospectus.

In this prospectus and any applicable prospectus supplement, unless otherwise noted, all dollar amounts are in Canadian dollars. References to “C$” and “$” are to Canadian dollars and references to “US$” are to U.S. dollars. This prospectus and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Exchange Rate Information”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus (and any prospectus supplement), including the documents incorporated by reference herein, includes certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact. These statements appear in a number of different places in this prospectus and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, “projects”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

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•	the initiation, timing, cost, progress and success of the Company’s research and development programs, pre-clinical studies and clinical trials;

•	the Company’s ability to advance its product candidate into, and successfully complete, clinical trials;

•	the Company’s ability to achieve profitability;

•	the Company’s ability to obtain funding for operations, including research funding;

•	the Company’s ability to recruit sufficient numbers of patients for future clinical trials;

•	the Company’s ability to establish and maintain relationships with collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	the implementation of the Company’s business model and strategic plans;

•	the Company’s ability to develop and commercialize product candidates;

•	the Company’s commercialization, marketing and manufacturing capabilities and strategy;

•	the Company’s ability to protect its intellectual property and operate its business without infringing upon the intellectual property rights of others;

•	the Company’s expectations regarding federal, state, provincial and foreign regulatory requirements;

•	whether the Company will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada, the European Union and other jurisdictions;

•	the therapeutic benefits, effectiveness and safety of the Company’s product candidate;

•	the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by the Company’s product candidate;

•	the rate and degree of market acceptance and clinical utility of the Company’s product candidate, if any;

•	the timing of, and the Company’s ability and the Company’s collaborators’ ability, if any, to obtain and maintain regulatory approvals for the Company’s product candidate;

•	the Company’s expectations regarding market risk, including interest rate changes and foreign currency fluctuations;

•	the Company’s ability to engage and retain the employees required to grow its business;

•	the compensation that is expected to be paid to the Company’s employees;

•	the Company’s future financial performance and projected expenditures;

•	developments relating to the Company’s competitors and its industry, including the success of competing therapies that are or may become available; and

•	estimates of the Company’s expenses, future revenue, capital requirements and its needs for additional financing.

Such statements reflect the Company’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward looking statements included in this prospectus, the Company has made various material assumptions, including but not limited to:

•	the Company’s ability to obtain positive results of clinical trials;

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•	the Company’s ability to obtain required regulatory approvals;

•	the Company’s ability to successfully out-license or sell its future products, if any, and in-license and develop new products;

•	favorable general business and economic conditions;

•	the availability of financing on reasonable terms;

•	the Company’s ability to attract and retain skilled staff;

•	market competition;

•	the products and technology offered by the Company’s competitors; and

•	the Company’s ability to protect patents and proprietary rights.

In evaluating forward-looking statements, prospective investors should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors” in this prospectus. Some of these risks and assumptions include, among others:

•	the Company’s future success is dependent primarily on the regulatory approval and commercialization of a single product candidate;

•	uncertainty as to the Company’s ability to raise additional funding;

•	risks related to the Company’s ability to continue to license its product candidates or technology from third parties;

•	risks related to clinical drug development;

•	the Company’s reliance on proprietary technology;

•	the Company’s incurrence of significant losses in every quarter since its inception, and anticipation that it will continue to incur significant losses in the future;

•	risks related to raising additional capital, which may include dilution to the Company’s existing shareholders, restrictions on the Company’s operations or requirements to relinquish rights to its technologies or any future product candidates; and

•	risks related to obtaining regulatory approvals in international jurisdictions.

If one or more of these risks or uncertainties occur, or if the Company’s underlying assumptions prove to be incorrect, actual results may vary significantly from those expressed or implied by forward-looking statements. The forward-looking statements represent the Company’s views as of the date of this prospectus. While the Company may elect to update these forward looking statements in the future, it has no current intention to do so except as to the extent required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in each of the provinces of British Columbia, Alberta and Ontario which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained on request without charge from the Secretary of ESSA at Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5, telephone: (778) 331-0962 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or “EDGAR”, at www.sec.gov.

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The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario and filed with, or furnished to, the SEC are specifically incorporated by reference, and form an integral part of, this prospectus:

•	the annual report on Form 20-F dated December 14, 2015 for the fiscal year ended September 30, 2015;

•	the audited annual consolidated financial statements of ESSA for the fiscal year ended September 30, 2015, together with the notes thereto and the auditor’s report thereon;

•	the management’s discussion and analysis of financial condition and results of operations of ESSA for the year ended September 30, 2015; and

•	the management information circular dated April 21, 2015.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectus Distributions filed by the Company with a securities commission or similar regulatory authority in Canada on or after the date of this prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is filed with or furnished to the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 (the “Registration Statement”) of which this prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

A prospectus supplement containing the specific terms of any offering of the Company’s securities will be delivered to purchasers of the Company’s securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of the Company’s securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon filing new annual financial statements and the accompanying management’s discussion and analysis, or upon re-filing amended annual financial statements or the accompanying management’s discussion and analysis, with applicable securities regulatory authorities during the currency of this prospectus, the previous annual financial statements and management’s discussion and analysis and all quarterly financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new or amended annual financial statements are filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of the Company’s securities under this prospectus. Upon filing new interim financial statements and the accompanying management’s discussion and analysis, or upon re-filing amended interim financial statements or the accompanying management’s discussion and analysis, with the applicable securities regulatory authorities during the currency of this prospectus, all interim financial statements and the accompanying management’s discussion and analysis filed for an interim period that is the same or prior to the new or amended interim financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

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References to the Company’s website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and the Company disclaims any such incorporation by reference.

documents filed as part of the Registration Statement

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from the Company’s directors and certain officers pursuant to which amendments to the Registration Statement may be signed; (iii) the consent of Davidson & Company LLP; and (iv) the form of indenture relating to the Debt Securities that may be issued under this prospectus.

Exchange Rate Information

The Company uses the Canadian dollar as its reporting currency. The following table sets forth certain information with respect to the U.S./Canadian dollar exchange rate (based on the noon exchange rates for the conversion of Canadian dollars into U.S. dollars as published by the Bank of Canada) for the periods shown:

	Year Ended September 30
	2015	2014
	US$	US$
Closing	0.7466	0.8922
High	0.8980	0.9724
Low	0.7455	0.8888
Average(1)	0.8136	0.9200

(1)	The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period.

On December 21, 2015 the noon exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7148.

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GLOSSARY

As used in this prospectus, the following terms have the respective meaning as specified below:

“2014 Financing” means the Company’s brokered private placement of Preferred Shares at a price of $2.00 per Preferred Share for aggregate gross proceeds of $2,370,800;

“2014 Special Warrant” has the meaning given to it under the heading “Prior Sales” in this prospectus;

“2014 Special Warrant Financing” means the issuance on October 22, 2014 and October 23, 2014 of an aggregate of 679,640 2014 Special Warrants by the Company at $2.00 per 2014 Special Warrant;

“2015 Special Warrant” has the meaning given to it under the heading “Business of the Company – Recent Updates” in this prospectus;

“2015 Special Warrant Financing” has the meaning given to it under the heading “Business of the Company – Recent Updates” in this prospectus;

“AR” means androgen receptor;

“Articles” means the Articles of the Company;

“BC Cancer Agency” means the British Columbia Cancer Agency;

“Board” means the board of directors of ESSA;

“Broker Warrants” means the aggregate 361,852 warrants of the Company issued to the financing agents in connection with the 2014 Financing, 2014 Special Warrant Financing and 2015 Special Warrant Financing;

“CEO” means chief executive officer;

“CFPOA” means the Corruption of Foreign Public Officials Act;

“cGMP” means current Good Manufacturing Practice;

“CMO” means contract manufacturing organizations;

“CMS” means Centers for Medicare & Medicaid Services;

“Common Shares” means the common shares in the capital of the Company;

“Company” means ESSA Pharma Inc.;

“CPRIT” means the Cancer Prevention and Research Institute of Texas;

“CPRIT Agreement” refers to the CPRIT Grant Agreement executed by the Chief Executive Officer of CPRIT on July 9, 2014;

“CPRIT Grant” means the US$12,000,000 grant given by CPRIT to the Company to help fund the clinical development of the Company’s program;

“CRO” means Contract Research Organizations;

“CRPC” means castration-resistant prostate cancer;

“CTA” means Clinical Trial Application, the approval of which is the key step in obtaining Canadian regulatory approval to commence clinical trials in Canada. It is similar to the IND application submitted to the FDA in the US.

“Debt Securities” has the meaning ascribed to it on the first page of this prospectus;

“EMA” means European Medicines Agency;

“ESSA” means ESSA Pharma Inc.;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“FCPA” means the Foreign Corrupt Practices Act;

“FDA” means the U.S. Food and Drug Administration;

“Foreign Offering” means public offering of securities made in Canada or to residents of Canada;

“Health Care Reform Law” means the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010;

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996;

“IND” means Investigational New Drug;

“IRB” means Institutional Review Boards;

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012;

“LBD” means ligand-binding domain;

“License Agreement” means the licensing agreement between the Company and the Licensors dated December 22, 2010, and amended on February 10, 2011 and May 27, 2014 for certain patent rights and technology related to its licensed intellectual property;

“Licensors” means UBC and the BC Cancer Agency;

“MMA” means the Medicare Modernization Act;

“NASDAQ” means the NASDAQ Capital Market;

“NDA” means New Drug Application;

“NDS” means New Drug Submission;

“NI 52-109” means National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators;

“NTD” means amino terminal domain;

“Options” means options to acquire Common Shares;

“Preferred Shares” means the Class A preferred shares in the capital of the Company which were automatically converted to Common Shares upon the public listing of the Company on the TSX-V on January 27, 2015;

“PSA” means prostate specific antigen;

“QEF” means qualified electing fund;

“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002;

“SEC” means the Securities and Exchange Commission of the United States of America;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

“Subscription Receipts” has the meaning ascribed to it on the first page of this prospectus;

“TPD” means the Therapeutic Products Directorate of Health Canada;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“UBC” means the University of British Columbia;

“Units” has the meaning ascribed to it on the first page of this prospectus;

“U.S.” means the United States of America;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“vAR” means constitutively-active variants of AR; and

“Warrants” has the meaning ascribed to it on the first page of this prospectus.

THE COMPANY

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference and does not contain all of the information about the Company and its business that should be considered before investing in the securities. This prospectus and the documents incorporated by reference should be reviewed and considered by prospective purchasers in connection with their investment in the securities.

Name, Address and Incorporation

The Company was incorporated under the name “ESSA Pharma Inc.” pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) on January 6, 2009.

The Company’s registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3. Its head office is located at Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5.

As of July 28, 2015, the Company began trading stock under the symbol “EPI” on the TSX after graduating from the TSX-V. On July 9, 2015, the Company began trading its Common Shares on the NASDAQ under the symbol “EPIX.”

Intercorporate Relationships

The Company has one wholly-owned subsidiary, ESSA Pharmaceuticals Corp. existing under the laws of the State of Texas.

BUSINESS OF THE COMPANY

Overview of the Company

ESSA is a pharmaceutical company currently entering the clinical development stage that is focused on the development of small molecule drugs for the treatment of castration-resistant prostate cancer (“CRPC”). The Company is developing drugs which selectively block the amino-terminal domain (“NTD”) of the androgen receptor (“AR”), potentially overcoming the known AR-dependent resistance mechanisms of CRPC and providing CRPC patients with the potential for increased progression-free and overall survival.

The Company has submitted an Investigational New Drug Application (“IND”) to the U.S. Food and Drug Administration (“FDA”) for EPI-506 to begin a Phase 1/2 clinical trial. The Company received FDA approval of its IND on September 23, 2015. The Company will explore the safety, tolerability, maximum tolerated dose and pharmacokinetics of EPI-506, in addition to tumor response rates in asymptomatic or minimally symptomatic patients who are no longer responding to either abiraterone or enzalutamide treatments or both. Efficacy endpoints include prostate specific antigen (“PSA”) reduction, as well as other progression criteria.

According to the American Cancer Society, in the United States, prostate cancer is the second most frequently diagnosed cancer among men, behind skin cancer. Approximately one-third of all prostate cancer patients who have been treated for local disease will subsequently have rising serum levels of PSA, which is an indication of recurrent or advanced disease. Patients with advanced disease often undergo androgen ablation therapy using analogues of luteinizing hormone releasing hormone or surgical castration. Most advanced prostate cancer patients initially respond to androgen ablation therapy, however many experience a recurrence in tumor growth despite the reduction of testosterone to castrate levels, and at that point are considered to be suffering from CRPC. Following diagnosis of CRPC, patients are often treated with anti-androgens, which block the binding of androgens to the AR.

The growth of prostate tumors is mediated by an activated AR. Generally, there are three means of activating the AR. First, androgens such as dihydrotestosterone can activate AR by binding to its ligand-binding domain (“LBD”). Second, CRPC can be driven by constitutively-active variants of AR (“vAR”) that lack a LBD and do not require androgen for activation. The third mechanism involves certain signaling pathways that activate AR, independent of androgen activity. Current drugs for the treatment of prostate cancer work by focusing on the first mechanism and preventing androgen from binding to LBD, but this approach eventually fails and may not block the other two mechanisms of AR activation. By directly and selectively blocking all known means of activating the AR, the Company believes EPI-506 holds the potential to be effective in cases where current therapies have failed.

According to the Decision Resources Group, in 2014, there were approximately 213,000 prevalent cases of CRPC, and that prevalence is expected to increase to approximately 235,000 in 2023. The Company expects that EPI-506 could be effective for many of those patients. For the following reasons, the Company intends to first focus on patients who have failed abiraterone or enzalutamide:

•	CRPC treatment remains the prostate cancer market segment with the greatest unmet need and is therefore a potentially large market;

•	the Company believes that the unique mechanism of action of its product candidate is well suited to treat patients who have failed LBD focused therapies; and

•	the Company expects the large number of patients with unmet therapeutic needs in this area will facilitate timely enrollment in its clinical trials.

EPI-506 is a potent pro-drug of EPI-002, a stereoisomer of ESSA’s discovery compound, EPI-001. A pro-drug is a drug which after administration is converted into an active form through a normal metabolic process. Pro-drugs are typically utilized to administer and more efficiently deliver another drug, in this case EPI-002. The Company believes that EPI-506 can deliver higher concentrations of EPI-002 to the target tissue than EPI-002 itself. In ESSA’s pre-clinical studies, EPI-001 has been shown to shrink benign prostate tissue in mice. The pro-drug EPI-506 has demonstrated similar biological effects at doses that are lower than those required for EPI-002.

The NTD of AR is flexible with a high degree of intrinsic disorder making it extremely difficult to be used for crystal structure-based drug design. To the Company’s knowledge, no crystal structure has been identified in the AR NTD that could facilitate development of drugs which interact with this domain. The Company is not currently aware of any reported success by other drug development companies in finding drugs that bind to this drug target.

The Company is currently initiating a Phase 1/2 clinical trial with approximately 150 patients, 30 in the Phase 1 dose-escalation group and 120 in the Phase 2 dose expansion group. Key enrollment criteria are progressive, metastatic CRPC for patients who are no longer responding to abiraterone or enzalutamide. Efficacy endpoints include PSA response and radiographic progression criteria. The Company will also assess biomarkers of resistance including AR splice variant status of patients. A biomarker is a measurable biological or chemical change that is believed to be associated with the severity or presence of a disease or condition. If the Phase 1/2 trial is successful, the Company expects to seek approval from the FDA to commence a Phase 3 trial in a similar patient population.

The British Columbia Cancer Agency (“BC Cancer Agency”) and the University of British Columbia (“UBC”) are joint owners of the intellectual property that constitutes ESSA’s primary asset. The Company has entered into a joint agreement with the two institutions which provides exclusive access to the patent and patent applications to the Company’s EPI-series compounds, including EPI-506.

Recent Corporate Developments

On December 9, 2014, the Company became a reporting issuer in Alberta, British Columbia and Ontario. On January 27, 2015, the Common Shares began trading on the TSX-V under the symbol “EPI”. On July 9, 2015, the Common Shares began trading on the NASDAQ under the symbol “EPIX”. On July 28, 2015, the listing of the Common Shares was graduated to the TSX and the Common Shares were concurrently de-listed from the TSX-V.

The IND application was filed with the FDA on March 31, 2015. On April 30, 2015, the Company received notification from the FDA that the Company’s IND application had been placed on clinical hold pending receipt by the FDA of additional chemistry and pharmaceutical data related to the stability of the drug substance and drug product and a certificate of analysis on drug product. The Company responded to the FDA and received FDA approval of its IND on September 23, 2015. This FDA approval permits the Company to initiate its planned Phase 1/2 clinical trial of its novel agent, EPI-506. Furthermore, the Health Protection Branch of Health Canada issued a “no objection letter” on November 5, 2015, which will allow ESSA to include Canadian sites in its Phase 1/2 clinical study. In October 2015, ESSA received a second advance of US$3,786,667 from the CPRIT Grant (as defined below in “Risk Factors”).

RISK FACTORS

An investment in the Company’s securities is speculative and involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus or any applicable prospectus supplement, you should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, before purchasing the Company’s securities. The occurrence of any of the following risks could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects. In these circumstances, the market price of the Company’s securities, including Common Shares, could decline, and you may lose all or part of your investment. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to it or that the Company currently deems to be immaterial may also materially and adversely affect its business, financial condition and results of operations. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including the Company’s consolidated financial statements and related notes. This prospectus also contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See "Cautionary Note Regarding Forward-Looking Statements."

Risks Relating to the Business

ESSA’s future success is dependent primarily on the regulatory approval and commercialization of a single product.

The Company does not have any products that have obtained regulatory approval. Currently, ESSA’s only product candidate is EPI-506, and the Company has been approved to conduct a Phase 1/2 study to determine the safety, tolerability, maximum-tolerated dose, pharmacokinetics and potential therapeutic benefits of EPI-506 in patients with metastatic CRPC. As a result, the Company’s near-term prospects, including its ability to finance its operations and generate revenue, are substantially dependent on its ability to obtain regulatory approval for, and, if approved, to successfully commercialize EPI-506 in a timely manner. ESSA cannot commercialize EPI-506 or other future product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, ESSA cannot commercialize EPI-506 or other future product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. The FDA review process typically varies in time and may take years to complete and approval is not guaranteed.

ESSA will have significant additional future capital needs and there are uncertainties as to the Company’s ability to raise additional funding.

Management has forecasted that ESSA’s current working capital will not be sufficient to execute its planned expenditures for the coming year. ESSA will require significant additional capital resources to continue and expand its business, in particular the further development of its proposed products. Advancing ESSA’s product candidates or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital. In addition, ESSA’s future cash requirements may vary materially from those now expected. For example, ESSA’s future capital requirements may increase if:

•	the Company experiences generic competition from other life sciences companies or in more markets than anticipated;

•	the Company experiences delays or un-expected increases in costs in connection with obtaining regulatory approvals in the various markets where ESSA hopes to sell its products;

•	the Company experiences unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either ESSA or ESSA’s competition;

•	the Company experiences scientific progress sooner than expected in its discovery, R&D projects, if ESSA expands the magnitude and scope of these activities, or if ESSA changes its focus as a result of ESSA’s discoveries;

•	the Company experiences setbacks in its progress with pre-clinical studies and clinical trials are delayed;

•	the Company is required to perform additional pre-clinical studies and clinical trials; or

•	the Company elects to develop, acquire or license new technologies, products or businesses.

ESSA could potentially seek additional funding through strategic collaborations, alliances and licensing arrangements, through public or private equity or debt financing, or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect to life sciences companies such as ESSA’s, are unfavourable, ESSA’s ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. There is no certainty that any such financing will be provided or provided on favourable terms.

If sufficient capital is not available, ESSA may be required to delay its business expansion or its R&D projects, either of which could have a material adverse effect on ESSA’s business, financial condition, prospects or results of operations.

If the Company breaches any of the agreements under which the Company licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to ESSA’s business. ESSA’s current license agreement may not provide an adequate remedy for its breach by the Licensors.

ESSA is developing its EPI-series drug candidates pursuant to a License Agreement with UBC and the BC Cancer Agency. The Company is subject to a number of risks associated with the Company’s collaboration with UBC and the BC Cancer Agency, including the risk that UBC or the BC Cancer Agency may terminate the license agreement upon the occurrence of certain specified events. ESSA’s license agreement requires, among other things, that the Company make certain payments and use reasonable commercial efforts to meet certain clinical and regulatory milestones. See Intellectual Property. If ESSA fails to comply with any of these obligations or otherwise breaches this or similar agreements, UBC, the BC Cancer Agency or any future licensors may have the right to terminate the license. ESSA could also suffer the consequences of non-compliance or breaches by licensors in connection with ESSA’s license agreements. Such non-compliance or breaches by such third parties could in turn result in ESSA’s breaches or defaults under the Company’s agreements with the Company’s other collaboration partners, and the Company could be found liable for damages or lose certain rights, including rights to develop and/or commercialize a product or product candidate. Loss of ESSA’s rights to its licensed intellectual property or any similar license granted to ESSA in the future, or the exclusivity rights provided therein, could harm ESSA’s financial condition and operating results.

ESSA may not be able to successfully commercialize EPI-506 or other future product candidates.

Even if EPI-506 or other future product candidates were to successfully obtain approval from the FDA and comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, may be subject to burdensome post-approval study or risk management requirements, or may be limited to a subset of CRPC patients with limited commercial value. If ESSA is unable to obtain regulatory approval for EPI-506 in one or more jurisdictions, or any approval contains significant limitations, ESSA may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any other future product candidates that ESSA may discover, in-license, develop or acquire in the future. Also, any regulatory approval of EPI-506 or any future product candidates, once obtained, may be withdrawn. Furthermore, even if ESSA obtains regulatory approval for EPI-506, the commercial success of EPI-506 will depend on a number of factors, including the following:

•	development of a commercial organization or establishment of a commercial collaboration with a commercial infrastructure;

•	establishment of commercially viable pricing and approval for adequate reimbursement from third-party and government payors;

•	the ability of ESSA’s third-party manufacturers to manufacture quantities of EPI-506 using commercially sufficient processes and at a scale sufficient to meet anticipated demand and enable ESSA to reduce its cost of manufacturing;

•	ESSA’s success in educating physicians and patients about the benefits, administration and use of EPI-506;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	the effectiveness of ESSA’s own or its potential strategic collaborators’ marketing, sales and distribution strategy and operations;

•	acceptance of EPI-506 as safe and effective by patients and the medical community; and

•	a continued acceptable safety profile of EPI-506 following approval.

Many of these factors are beyond ESSA’s control. If ESSA, or its potential commercialization collaborators, are unable to successfully commercialize EPI-506, ESSA may not be able to earn sufficient revenues to continue the Company’s business.

The Company may not be able to obtain required regulatory approvals for the Company’s proposed products.

The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of drug products developed by ESSA or ESSA’s future collaborative partners, if any, is subject to extensive regulation by federal, provincial, state and local governmental authorities and those regulations differ from country to country. ESSA’s potential product candidates will be principally regulated in the United States by the FDA, in Canada by the TPD, in the European Union by the EMA and the regulators in the individual European Union member countries and by other similar regulatory authorities in Japan and other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by ESSA or ESSA’s future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

ESSA will not be permitted to market any potential products in the United States, Canada or in other countries where ESSA intends to market its potential product candidates until the potential product receives approval of a NDA from the FDA or similar approval in other countries as restrictions apply. In the United States, the FDA generally requires the completion of pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. This process can take many years and require the expenditure of substantial resources and may include post-marketing studies and surveillance. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization. To date, the Company has not submitted an NDA for any of the Company’s potential products to the FDA or comparable applications to other regulatory authorities. If the Company’s development efforts for potential products are not successful for the treatment of CRPC and regulatory approval is not obtained in a timely fashion or at all, the Company’s business will be adversely affected.

The receipt of required regulatory approvals for the Company’s potential products is uncertain and subject to a number of risks, including the following:

•	the FDA, IRBs or comparable foreign regulatory authorities may disagree with the design or implementation of the Company’s clinical trials;

•	the Company may not be able to provide acceptable evidence of the safety, efficacy, and quality of its potential products;

•	the results of the Company’s clinical trials may not meet the level of statistical or clinical significance required by the FDA or other regulatory agencies for marketing approval;

•	the dosing of the Company’s potential products in a particular clinical trial may not be at an optimal level;

•	patients in the Company’s clinical trials may suffer adverse effects for reasons that may or may not be related to the Company’s potential products;

•	the data collected from the Company’s clinical trials may not be sufficient to support the submission of an NDA for the Company’s potential products or to obtain regulatory approval in Canada, the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may find deficiencies the manufacturing processes or facilities of third-party manufacturers with which the Company contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering the Company’s clinical data insufficient for approval.

The FDA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that the Company’s data is insufficient for approval and require additional clinical trials, or other studies. In addition, varying interpretations of the data obtained from pre-clinical studies and clinical trials could delay, limit or prevent regulatory approval of the Company’s potential products. ESSA, or ESSA’s future collaborative partner, if any, must obtain and maintain regulatory authorization to conduct clinical trials. ESSA’s pre-clinical research is subject to Good Laboratory Practices and other requirements and ESSA’s clinical research is subject to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate ESSA’s data. In addition, the relevant regulatory authority or independent review board may modify, suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Further, the process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the prescription drug candidates involved, the jurisdiction in which regulatory approval is sought and the substantial discretion of the regulatory authorities. If regulatory approval is obtained in one jurisdiction, that does not necessarily mean that ESSA’s potential products will receive regulatory approval in all jurisdictions in which the Company may seek approval, or any regulatory approval obtained may not be as broad as what was obtained in other jurisdictions. However, the failure to obtain approval for ESSA’s potential products in one or more jurisdictions may negatively impact the Company’s ability to obtain approval in a different jurisdiction. Accordingly, despite ESSA’s expenditures and investment of time and effort, it may be unable to receive required regulatory approvals for product candidates developed by it. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, ESSA’s business, financial condition and results of operations may be materially harmed.

Administering any of ESSA’s potential product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials and could result in the applicable regulatory authorities denying approval of ESSA’s product candidates for any or all of the targeted indications. If regulatory approval for a product is granted, the approval will be limited to those disease states, conditions, and populations for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.

ESSA relies on proprietary technology, the protection of which can be unpredictable and costly.

The Company’s activities depend, in part, on its ability to (i) obtain and maintain patents, trade secret protection and operate without infringing the intellectual proprietary rights of third parties, (ii) successfully defend these patents (including patents owned by or licensed to the Company) against third-party challenges, and (iii) successfully enforce these patents against third party competitors. There is no assurance that the Company will be granted such patents and/or proprietary technology or that such granted patents and/or proprietary technology will not be circumvented through the adoption of a competitive, though non-infringing, process or product. The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws may diminish the value of the Company’s intellectual property. Accordingly, the Company cannot predict the breadth of claims that may be allowable or enforceable in its patents (including patents owned by or licensed to the Company). Failure to protect the Company’s existing and future intellectual property rights could seriously harm its business and prospects and may result in the loss of its ability to exclude others from using the Company’s technology or its own right to use the technologies. If the Company does not adequately ensure the right to use certain technologies, it may have to pay others for the right to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. The Company’s patents do not guarantee the right to use the technologies if other parties own intellectual property rights that are necessary in order to use such technologies. The Company’s patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.

In addition, there is a risk that improved versions of ESSA’s own product developed by third parties will be granted patent protection and compete with ESSA’s products. For example, any patents ESSA obtains may not be sufficiently broad to prevent others from utilizing its technologies or from developing competing products and technologies. Third parties may attempt to circumvent ESSA’s patents by means of alternative designs and processes or may independently develop similar products, duplicate any of ESSA’s products not under patent protection, or design around the inventions ESSA claims in any of its existing patents, existing patent applications or future patents or patent applications. The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends upon many factors, including the type of patent, the scope of ESSA’s coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by ESSA or their underlying technology.

In any case, there can be no assurance that:

•	any rights under Canadian, U.S. or foreign patents owned by the Company or other patents that third parties license to the Company will not be curtailed;

•	the Company was the first inventor of inventions covered by its issued patents or pending applications or that the Company was the first to file patent applications for such inventions;

•	the Company’s pending or future patent applications will be issued with the breadth of claim coverage sought by the Company, or be issued at all;

•	the Company’s competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company’s technologies;

•	third parties will not attempt to circumvent ESSA’s patents by means of alternative designs and processes or that third parties will not also independently develop similar products, duplicate any of ESSA’s products not under patent protection, or design around the inventions ESSA claims in any of the Company’s existing patents, existing patent applications or future patents or patent applications;

•	any of the Company’s trade secrets will not be learned independently by its competitors; or

•	the steps the Company takes to protect its intellectual property will be adequate.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not sought in certain foreign countries. Further, countries ESSA may sell to may not protect its intellectual property to the same extent as the laws of the United States, Canada or Europe, and may lack rules and procedures required for defending ESSA’s patents.

There is a risk that any patents issued relating to ESSA’s products or any patents licensed to ESSA may be successfully challenged or that the practice of its products might infringe the patents of third parties. If the practice of ESSA’s products infringes the patents of third parties, the Company may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding ESSA from developing, manufacturing or selling its planned products. In addition, disputes may arise as to the rights to know-how and inventions among ESSA’s employees and consultants who use intellectual property owned by others for the work performed for the Company. The scope and validity of patents which may be obtained by third parties, the extent to which ESSA may wish or need to obtain patent licenses and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty bearing, which could reduce ESSA’s income. If licenses cannot be obtained on an economical basis, delays in market introduction of its planned products could occur or introduction could be prevented, in some cases causing the expenditure of substantial funds.

In certain instances, ESSA may elect not to seek patent protection but instead rely on the protection of the Company’s technology through confidentiality agreements or trade secrets. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. The value of ESSA’s assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of ESSA’s technology or products or that confidential measures ESSA has in place to protect the Company’s proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of ESSA’s products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that ESSA would have already completed. The cost of enforcing the Company’s patent rights or defending rights against infringement charges by other patent holders may be significant and could limit operations.

Litigation may also be necessary to enforce patents issued or licensed to ESSA or to determine the scope and validity of a third party’s proprietary rights. ESSA could incur substantial costs if the Company is required to defend itself in patent suits brought by third parties, if ESSA participates in patent suits brought against or initiated by ESSA’s corporate collaborators or if ESSA initiates such suits. The Company may not have the necessary resources to participate in or defend any such activities or litigation. Even if ESSA did have the resources to vigorously pursue its interests in litigation, because of the complexity of the subject matter, it is impossible to predict whether ESSA would prevail in any such action. Any claims of patent infringement asserted by third parties may:

•	divert the time and attention of the Company’s technical personnel and management;

•	cause product development or commercialization delays;

•	require the Company to cease or modify its use of the technology and/or develop non-infringing technology; or

•	require the Company to enter into royalty or licensing agreements.

An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent or selling office could subject ESSA to significant liabilities, require disputed rights to be licensed from third parties or require ESSA to cease using certain technology or products, any of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and ESSA’s current product candidates may not have favourable results in later trials or in the commercial setting.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials. The Company cannot assure you that TPD/the FDA or other similar government bodies will view the results as the Company does or that any future trials of ESSA’s proposed products for other indications will achieve positive results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials.

A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Any future clinical trial results for ESSA’s proposed products may not be successful. A number of factors could contribute to a lack of favorable safety and efficacy results for ESSA’s proposed products for other indications. For example, such trials could result in increased variability due to varying site characteristics, such as local standards of care, differences in evaluation period and due to varying patient characteristics including demographic factors and health status. There can be no assurance that the Company’s clinical trials will demonstrate sufficient safety and efficacy for TPD or the FDA to approve ESSA’s potential products for the treatment of CRPC, or any other indication that the Company may consider in any additional NDA/NDS submissions for ESSA’s potential products.

The Company will be required to demonstrate through larger-scale clinical trials that any potential future product is safe and effective for use in a diverse population before ESSA can seek regulatory approvals for its commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. If ESSA’s potential products fail to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, the Company could experience potentially significant delays in, or be required to abandon development of, ESSA’s product candidates currently under development.

In addition, clinical trials and nonclinical studies performed by research organizations and other independent third parties may yield negative results regarding the effect of ESSA’s potential products on CRPC, either in absolute terms or relative to other products.

The Company has incurred significant losses in every quarter since its inception and anticipates that it will continue to incur significant losses in the future and may never generate profits from operations or maintain profitability.

ESSA is a clinical development stage pharmaceutical company with a limited operating history. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. ESSA does not have any products approved by regulatory authorities for marketing or commercial sale and have not generated any revenue from product sales, or otherwise, to date, and ESSA continues to incur significant research, development and other expenses related to its ongoing operations. As a result, ESSA is not profitable and has incurred losses in every reporting period since inception in 2009. For the year ended September 30, 2015, the year ended September 30, 2014 and the nine months ended September 30, 2013, ESSA reported a net loss of $11,502,764, $1,961,506 and $1,058,060, respectively. As of September 30, 2015, ESSA had an accumulated deficit since inception of $17,632,367.

The Company expects to continue to incur significant expenses and operating losses for the foreseeable future. ESSA anticipates these losses to increase as it continues the R&D of, and seek regulatory approvals for, any of its future product candidates and potentially begin to commercialize any products that may achieve regulatory approval. ESSA may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its financial condition. The size of ESSA’s future net losses will depend, in part, on the rate of future growth of ESSA’s expenses and ability to generate revenues. The Company’s prior losses and expected future losses have had and will continue to have an adverse effect on the Company’s financial condition.

Even if the Company is able to commercialize any product candidate, there can be no assurance that the Company will generate significant revenues or ever achieve profitability.

The Company expects to continue to incur substantial losses for the foreseeable future, and these losses may be increasing. The Company is uncertain about when or if it will be able to achieve or sustain profitability. If the Company achieves profitability in the future, it may not be able to sustain profitability in subsequent periods. Failure to become and remain profitable would impair the Company’s ability to sustain operations and adversely affect the price of the Common Shares and its ability to raise capital.

ESSA has a limited operating history, which may make it difficult for you to evaluate the success of ESSA’s business to date and to assess ESSA’s future viability.

The Company’s operations to date have been primarily limited to organizing and staffing ESSA, acquiring the in-licensing of intellectual property, discovering and developing novel small molecule drug candidates and conducting preliminary pre-clinical research. ESSA has not yet obtained regulatory approval for any of the Company’s product candidates. Consequently, evaluating ESSA’s performance, viability or future success will be more difficult than if ESSA had a longer operating history or approved products on the market.

Raising additional capital may cause dilution to ESSA’s existing shareholders, restrict ESSA’s operations or require ESSA to relinquish rights to technologies or any future product candidates.

Until the Company can generate substantial revenue from product sales, if ever, the Company expects to finance future cash needs through a combination of private and public equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. Additional financing that the Company may pursue may involve the sale of its Common Shares or financial instruments that are exchangeable for, or convertible into, its Common Shares, which could result in significant dilution to ESSA’s shareholders and the terms may include liquidation or other preferences that adversely affect the rights of existing shareholders. Additional capital may not be available on reasonable terms, if at all. Furthermore, these securities may have rights senior to those of ESSA’s Common Shares and could contain covenants that include restrictive covenants limiting ESSA’s ability to take important actions and potentially impair ESSA’s competitiveness, such as limitations on ESSA’s ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends. If ESSA raises additional funds through strategic collaborations and alliances or licensing arrangements with third parties, ESSA may have to relinquish valuable rights to technologies or future product candidates, or grant licenses on terms that are not favorable to ESSA. If the Company is unable to raise additional funds when needed, the Company may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market product candidates that ESSA would otherwise prefer to develop and market ourselves.

As an organization, ESSA has never conducted a clinical trial or submitted an NDA/NDS before and may be unable to do so for its potential products or any other future products ESSA develops.

ESSA is currently entering the clinical development stage; however, ESSA still needs to conduct all levels of clinical trials. The conduct of Phase 3 clinical trials and the submission of a successful IND/CTA and NDA/NDS is a complicated process. As an organization, ESSA has not conducted a clinical trial before, has limited experience in preparing, submitting and prosecuting regulatory filings and has not submitted an NDA/NDS. ESSA’s interactions with the FDA to date have been limited to the current clinical trial. Consequently, even if ESSA’s initial clinical trials are successful, the Company may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA/NDS submission and approval of ESSA’s proposed products or any other future product candidate ESSA may develop. The Company may require more time and incur greater costs than competitors and may not succeed in obtaining regulatory approvals of products that the Company develops. Failure to commence or complete, or delays in, ESSA’s planned clinical trials, would prevent ESSA from or delay ESSA in commercializing proposed products or any other future product candidate ESSA develops.

In order to establish the Company’s sales and marketing infrastructure, the Company will need to expand the size of its organization and the Company may experience difficulties in managing this growth.

As the Company’s development and commercialization plans and strategies develop, the Company expects that it will need to expand the size of its employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. In addition, the Company’s management may have to divert a disproportionate amount of its attention away from the Company’s day-to-day activities and devote a substantial amount of time to managing these growth activities. The Company’s future financial performance and its ability to commercialize its potential products and any other future product candidates and its ability to compete effectively will depend, in part, on the Company’s ability to effectively manage any future growth.

If the Company is not successful in attracting and retaining highly qualified personnel, the Company may not be able to successfully implement its business strategy.

The Company’s ability to compete in the highly competitive pharmaceuticals industry depends in large part upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Competition affects the Company’s ability to hire and retain highly qualified personnel on acceptable terms. The Company is highly dependent on its management, scientific and medical personnel. The Company’s management team has substantial knowledge in many different aspects of drug development and commercialization. Despite the Company’s efforts to retain valuable employees, members of its management, scientific and medical teams may terminate their employment with the Company on short notice or, potentially, without any notice at all. The loss of the services of any of the Company’s executive officers or other key employees could potentially harm its business, operating results or financial condition. The Company’s success may also depend on its ability to attract, retain and motivate highly skilled junior, mid-level, and senior managers and scientific personnel. Other pharmaceutical companies with which the Company competes for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than the Company does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what the Company has to offer. If the Company is unable to continue to attract and retain high-quality personnel, the rate and success at which the Company can develop and commercialize product candidates would be limited.

The directors and officers of ESSA may be subject to conflicts of interest.

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations and situations may arise where these directors and officers will be in direct competition with the Company. Not all of the Company’s directors or officers are subject to non-competition agreements. Some of the directors and officers of the Company are or may become directors or officers of the other companies engaged in other business ventures whose operations may, from time to time, be in direct competition with ESSA’s operations. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) and under the Company’s articles of incorporation.

If ESSA is unable to enroll subjects in clinical trials, ESSA will be unable to complete these trials on a timely basis.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of subjects to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, ability to obtain and maintain patient consents, risk that enrolled subjects will drop out before completion, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications ESSA is investigating. Furthermore, ESSA relies on CROs and clinical trial sites to ensure the proper and timely conduct of the Company’s clinical trials, and while the Company has agreements governing their committed activities, the Company has limited influence over their actual performance.

If ESSA experiences delays in the completion or termination of any clinical trial of its proposed products or any future product candidates, the commercial prospects of product candidates will be harmed, and ESSA’s ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing ESSA’s clinical trials will increase costs, slow down product candidate development and approval process and could shorten any periods during which ESSA may have the exclusive right to commercialize product candidates or allow competitors to bring products to market before ESSA does, and jeopardize ESSA’s ability to commence product sales, which would impair ESSA’s ability to generate revenues and may harm ESSA’s business, results of operations, financial condition and cash flows and future prospects. In addition, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of ESSA’s proposed products or future product candidates.

ESSA intends to conduct trials for existing or future product candidates at sites outside the United States and the FDA may not accept data from trials conducted in such locations.

ESSA has received a “no objection letter” related to its CTA in Canada and will conduct one or more clinical trials in Canada. ESSA may in the future choose to conduct more clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the studies also complied with all applicable U.S. laws and regulations. There can be no assurance the FDA will accept data from trials conducted outside of the United States. If the FDA chooses to not accept data collected outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt the development of the Company’s proposed products or any future product candidates.

Even if the Company obtains marketing approval for any potential products, the Company will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

Even if the Company obtains Canadian or U.S. regulatory approval proposed products for the treatment of CRPC, which would not occur until the Company successfully completes Phase 3 clinical trials, the FDA or TPD may still impose significant restrictions on its indicated uses or marketing or the conditions of approval, or impose ongoing requirements for potentially costly and time-consuming post-approval studies, including Phase 4 clinical trials or clinical outcome studies and post-market surveillance to monitor the safety and efficacy of ESSA’s potential products. Even if the Company secures Canadian and/or U.S. regulatory approval, the Company would continue to be subject to ongoing regulatory requirements governing manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping and reporting of adverse events and other post-market information. These requirements include registration with the FDA, as well as continued compliance with Good Clinical Practices obligations, for any clinical trials that the Company conducts post approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.

With respect to any drug candidates for which ESSA obtains regulatory approval, ESSA will be subject to post-marketing regulatory obligations, including the requirements by the FDA, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit ESSA’s ability to successfully commercialize approved products.

In addition, manufacturing of approved drug products must comply with extensive regulations governing cGMP. Manufacturers and their facilities are subject to continual review and periodic inspections. As ESSA will be dependent on third parties for manufacturing, ESSA will have limited ability to ensure that any entity manufacturing products on its behalf is doing so in compliance with applicable cGMP requirements. Failure or delay by any manufacturer of ESSA’s products to comply with cGMP regulations or to satisfy regulatory inspections could have a material adverse effect on ESSA, including potentially preventing ESSA from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labeling changes, which requires time and money to obtain and can cause delays in product availability. ESSA is also required to comply with good distribution practices such as maintenance of storage and shipping conditions, as well as security of products, in order to ensure product quality determined by cGMP is maintained throughout the distribution network. In addition, ESSA is subject to regulations governing the import and export of its products.

Sales and marketing of pharmaceutical products are subject to extensive federal and provincial or state laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing and are also subject to consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on ESSA and ESSA’s collaborators. To the extent ESSA products are marketed by collaborators, ESSA’s ability to ensure their compliance with applicable regulations will be limited. In addition, ESSA is subject to regulations governing the design, testing, control, manufacturing, distribution, labeling, quality assurance, packaging, storage, shipping, import and export of ESSA’s products and product candidates.

Failure to comply with applicable legal and regulatory requirements may result in administrative or judicial sanctions.

If the Company or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, lack of efficacy, problems with the facility where the product is manufactured, or the Company or its manufacturers fail to comply with applicable regulatory requirements, the Company may be subject to the following administrative or judicial sanctions:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	issuance of warning letters or untitled letters;

•	clinical holds;

•	injunctions or the imposition of civil or criminal penalties or monetary fines;

•	suspension or withdrawal of regulatory approval;

•	suspension of any ongoing clinical trials;

•	refusal to approve pending applications or supplements to approved applications filed by the Company, or suspension or revocation of product license approvals;

•	suspension or imposition of restrictions on operations, including costly new manufacturing requirements;

•	withdrawal of the product from the market and product recalls; or

•	product seizure or detention or refusal to permit the import or export of product.

The occurrence of any event or penalty described above may inhibit the Company’s ability to commercialize potential products and generate revenue. Adverse regulatory action, whether pre- or post-approval, can also potentially lead to product liability claims and increase the Company’s product liability exposure.

In the future, the regulatory climate might change due to changes in the FDA and other regulatory authorities’ staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs. While it is impossible to predict future legislative or administrative action, if the Company is not able to maintain regulatory compliance, the Company will not be able to market its drugs and its business could suffer.

Termination or suspension of, or delays in the commencement or completion of, any necessary future studies of ESSA’s potential products for any indications could occur.

The commencement and completion of any potential clinical studies for future products can be delayed for a number of reasons, including delays related to:

•	the FDA, TPD or similar regulatory authorities not granting permission to proceed and placing the clinical study on hold or not reviewing and responding to IND/CTA application requests;

•	subjects failing to enroll or remain in the Company’s trials at the rate the Company expects;

•	a facility manufacturing a product being ordered by the FDA or other government or regulatory authorities to temporarily or permanently shut down due to violations of cGMP requirements or other applicable requirements, or cross-contaminations of product candidates in the manufacturing process;

•	any changes to the Company’s potential manufacturing processes that may be necessary or desired;

•	subjects experiencing severe or unexpected drug-related adverse effects;

•	reports from clinical testing as well as post-market reports on similar technologies and products raising safety and/or efficacy concerns;

•	third-party clinical investigators losing their license or permits necessary to perform the Company’s clinical trials, not performing the Company’s clinical trials on their anticipated schedule or employing methods not consistent with the clinical trial protocol, GMP requirements, or other third parties not performing data collection and analysis in a timely or accurate manner;

•	inspections of clinical study sites by the FDA, TPD or similar regulatory authorities, or IRBs or similar research ethics boards, finding regulatory violations that require the Company to undertake corrective action, result in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study, or that prohibit the Company from using some or all of the data in support of its marketing applications;

•	third-party contractors becoming debarred or suspended or otherwise penalized by the FDA, TPD or other government or regulatory authorities for violations of regulatory requirements, in which case the Company may need to find a substitute contractor and the Company may not be able to use some or any of the data produced by such contractors in support of its marketing applications;

•	one or more IRBs refusing to approve, suspending or terminating the study at an investigational site, precluding enrolment of additional subjects, or withdrawing its approval of the trial; reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	deviations of the clinical sites from trial protocols or dropping out of a trial;

•	the addition of new clinical trial sites; and

•	the inability of the CRO to execute any clinical trials for any reason.

Product development costs for any of ESSA’s potential products will increase if it has delays in testing or approval or if the Company needs to perform more or larger clinical studies than planned. Additionally, changes in regulatory requirements and policies may occur and the Company may need to amend study protocols to reflect these changes. Amendments may require the Company to resubmit its study protocols to the FDA, TPD or similar regulatory authorities or IRBs for re-examination, which may impact the costs, timing or successful completion of that study. Any delays in completing the Company’s future clinical trials will increase its costs, slow down its development and approval process and jeopardize its ability to generate revenues. Any of these occurrences may have a material adverse effect on the Company’s business, financial condition and prospects.

The Company faces intense competition from other biotechnology and pharmaceutical companies and its operating results will suffer if the Company fails to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company’s potential competitors in Canada, the United States and globally include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies and specialized cancer treatment companies. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as ESSA does. Due to the size of the prostate cancer treatment market and the large unmet medical need for products that treat CRPC, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with the Company’s.

Many of the companies developing competing technologies and products in ESSA’s field have significantly greater financial resources and expertise in discovery, R&D, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than ESSA does. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ESSA’s. There is a risk that one or more of ESSA’s competitors may develop more effective or more affordable products and that such competitors will commercialize products that will render its product candidates obsolete. ESSA faces competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with ESSA in recruiting and retaining qualified personnel. If the Company is not able to compete effectively against its current and future competitors, its business will not grow and its financial condition and operations will suffer materially adverse effects.

Failure to obtain regulatory approval in international jurisdictions would prevent any future product candidates from being marketed outside Canada or the United States.

In order to market and sell ESSA’s potential future products in the European Union and many other jurisdictions, it must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain TPD or FDA approval. The regulatory approval process outside of Canada or the United States generally includes all of the risks associated with obtaining TPD or FDA approval. In addition, in many countries outside Canada or the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for ESSA and could delay or prevent the introduction of its potential products in certain countries. ESSA may not obtain approvals from regulatory authorities outside Canada or the United States on a timely basis, if at all. A failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. ESSA may not be able to file for marketing approvals and may not receive necessary approvals to commercialize its potential products in any market. If ESSA is unable to obtain approval of any of its future product candidates by regulatory authorities in the European Union or another jurisdiction, the commercial prospects of that product candidate may be significantly diminished and its business prospects could decline.

Recently enacted and future legislation in the United States may increase the difficulty and cost for the Company to obtain marketing approval of, and commercialize, its potential future products and affect the prices the Company may obtain.

In the United States, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for ESSA’s potential future products, restrict or regulate post-approval activities and affect the Company’s ability to profitably sell potential future products. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. The Company does not know whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of ESSA’s potential future products, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject the Company to more stringent product labeling and post-marketing testing and other requirements.

In the United States, the MMA changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, the Company expects that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that the Company receives for ESSA’s potential products and could seriously harm its business. While the MMA applies only to drug benefits for Medicare beneficiaries, private health insurance companies often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private health insurance companies.

In March 2010, President Obama signed into law the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may possibly require the Company to modify its business practices with healthcare practitioners. ESSA will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the full effect of the Health Care Reform Law, the law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase its regulatory burdens and operating costs.

ESSA’s business may be materially adversely affected by new legislation, new regulatory requirements and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means.

Governments and regulatory authorities in Europe and other markets in which ESSA intends to sell its products may propose and adopt new legislation and regulatory requirements relating to pharmaceutical approval criteria and manufacturing requirements. Such legislation or regulatory requirements, or the failure to comply with such, could adversely impact ESSA’s operations and could have a material adverse effect on ESSA’s business, financial condition and results of operations.

In recent years, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While ESSA cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of the Company’s existing and potential products. Significant changes in the healthcare system in the European Union and other countries may have a substantial impact on the manner in which ESSA conducts its business. Such changes could also have a material adverse effect on ESSA’s business, financial condition and results of operations.

ESSA is subject to risks inherent in foreign operations.

ESSA intends to pursue international market growth opportunities, such that international sales may account for a significant portion of its revenue. ESSA is subject to a number of risks associated with its potential international business operations, sales and marketing activities that may increase liability, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada, the European Union and other jurisdictions where ESSA may conduct business, including import and export legislation;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expenses of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	differing tax structures and related potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	unauthorized copying or use of ESSA’s intellectual property;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures ESSA implements to address or mitigate these risks will be successful, that ESSA’s personnel will comply with them or that ESSA will not experience these factors in the future or that they will not have a material adverse effect on ESSA’s business, results of operations and financial condition.

The Company may face exposure to adverse movements in foreign currency exchange rates.

ESSA’s business may expand internationally and as a result, a significant portion of its revenues, expenses, current assets and current liabilities may be preliminary denominated in U.S. dollars, Euros, and other foreign currencies, while its financial statements are expressed in Canadian dollars. In addition, the CPRIT Grant is payable in U.S. dollars and the formula for determining the funds ESSA must dedicate to the Project in order to receive CPRIT Grant funds each year, as set out in the CPRIT Agreement, is calculated in U.S. dollars. A decrease in the value of such foreign currencies, in particular the U.S. dollar, relative to the Canadian dollar could result in losses in revenues from currency exchange rate fluctuations. To date, ESSA has not hedged against risks associated with foreign exchange rate exposure. ESSA cannot be sure that any hedging techniques it may implement in the future will be successful or that its business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations.

Laws and regulations governing international operations may preclude ESSA from developing, manufacturing and selling certain product candidates outside of the United States and Canada and require ESSA to develop and implement costly compliance programs.

ESSA must comply with numerous laws and regulations in each jurisdiction in which ESSA plans to operate. ESSA must also comply with U.S. laws applicable to the foreign operations of U.S. individuals, such as the FCPA, and Canadian laws applicable to the foreign operations of Canadian businesses and individuals, such as the CFPOA. The creation and implementation of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

The CFPOA prohibits Canadian businesses and individuals from giving or offering to give a benefit of any kind to a foreign public official, or any other person for the benefit of the foreign public official, where the ultimate purpose is to obtain or retain a business advantage. Furthermore, a company may be found liable for violations by not only its employees, but also by its third-party agents. Any failure to comply with the CFPOA, as well as applicable laws and regulations in foreign jurisdictions, could result in substantial penalties or restrictions on ESSA’s ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on ESSA and its share price.

The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring ESSA to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the Department of Justice. The SEC is involved with enforcement of the books and records provisions of the FCPA.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical studies and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of ESSA’s failure to satisfy any of its obligations under laws governing international business practices would have a negative impact on its operations and harm its reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

ESSA’s employees or other agents may, without the Company’s knowledge and despite the Company’s efforts, engage in prohibited conduct under its policies and procedures and the CFPOA, FCPA or other anti-bribery laws that ESSA may be subject to for which it may be held responsible. If ESSA’s employees or other agents are found to have engaged in such practices, it could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If ESSA expands its presence outside of the United States in the future, it will be required to dedicate additional resources to comply with these laws, and these laws may preclude ESSA from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit ESSA’s growth potential and increase development costs.

Third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Company’s future revenues.

In many of the markets ESSA hopes to sell future products in, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the effectiveness of, and prices charged for, medical products and services and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. The prices of ESSA’s future products may be subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms. In addition, as drug costs have increased, there have been more cost containment measures taken by government and third-party private payors, including limitations on both the number of products they list for reimbursements, the conditions under which they will reimburse, and the reimbursement drug prices. Some payors require manufacturers to enter into agreements with them in order for drugs to be reimbursed by the payor, and the agreements may contain cost sharing or other onerous provisions. Also, the current conditions and rules relating to the listing submissions to public and private formulary listings may change or become more onerous in the future. If ESSA fails to achieve the listing of its products, that will affect the physicians’ decisions regarding the use of ESSA’s products.

The Company’s ability to successfully market any of its future products will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of the Company’s potential products and related treatments. Countries in which ESSA’s potential products may in the future be sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases. In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices. The Company may not be able to sell any potential products profitably if its prices are not approved or coverage and reimbursement is unavailable or limited in scope.

If ESSA is not able to convince public payors and hospitals to include ESSA’s potential future products on their approved formulary lists, revenues may not meet expectations and ESSA’s business, results of operations and financial condition may be adversely affected.

Hospitals establish formularies, which are lists of drugs approved for use in the hospital. If a drug is not included on the hospital’s formulary, the ability to promote and sell ESSA’s potential future products may be limited or denied. If ESSA fails to secure and maintain formulary inclusion for potential future products on favorable terms or are significantly delayed in doing so, ESSA may have difficulty achieving market acceptance of potential future products and ESSA’s business, results of operations and financial condition could be materially adversely affected.

The Company has never marketed a drug before, and if the Company is unable to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements, the Company may be unable to generate any revenue.

ESSA does not currently have an infrastructure for the sales, marketing and distribution of pharmaceutical drug products and the cost of establishing and maintaining such an infrastructure may exceed the cost-effectiveness of doing so. In order to market any products that may be approved by the FDA and comparable foreign regulatory authorities, ESSA must build its sales, marketing, managerial and other nontechnical capabilities or make arrangements with third parties to perform these services. If ESSA is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, ESSA may not be able to generate product revenue and may not become profitable. ESSA will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third party to perform sales and marketing functions, ESSA may be unable to compete successfully against these more established companies.

ESSA’s products may, if approved for sale, not achieve or maintain expected levels of market acceptance, which could have a material adverse effect on its business, financial condition and results of operations and could cause the market value of its securities to decline.

Even if ESSA is able to obtain regulatory approvals for its product candidates, the success of those products is dependent upon achieving and maintaining market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for ESSA’s products could be impacted by several factors, many of which are not within ESSA’s control, including but not limited to:

•	demonstration of clinical safety and efficacy of ESSA’s potential products and other possible AR NTD inhibitors generally;

•	safety, efficacy, convenience and cost-effectiveness of ESSA’s products compared to products of its competitors;

•	the prevalence and severity of any adverse side effects;

•	scope of approved uses and marketing approval;

•	limitations or warnings contained in FDA-approved labeling;

•	timing of market approvals and market entry;

•	the willingness of physicians to prescribe ESSA’s potential products and of the target patient population to try new therapies;

•	the inclusion of AR NTD inhibitor products in applicable treatment guidelines;

•	new procedures or methods of treatment that may reduce the incidences of any of the indications for which ESSA’s potential products shows utility;

•	difficulty in, or excessive costs to, manufacture;

•	infringement or alleged infringement of the patents or intellectual property rights of others;

•	the introduction of any new products, including generic AR NTD inhibitor products, that may in the future become available to treat indications for which ESSA’s potential product may be approved;

•	availability of alternative products from ESSA’s competitors;

•	acceptance of the price of ESSA’s products; and

•	ability to market ESSA’s products effectively at the retail level.

In addition, the success of any new product will depend on ESSA’s ability to either successfully build its in-house sales capabilities or to secure new, or to realize the benefits of existing arrangements with third-party marketing or distribution partners. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, the third-party marketing or distribution partners may not be as successful in promoting ESSA’s products as it had anticipated. If ESSA is unable to commercialize new products successfully, whether through a failure to achieve market acceptance, a failure to build its own in-house sales capabilities, a failure to secure new marketing partners or to realize the benefits of ESSA’s arrangements with existing marketing partners, there may be a material adverse effect on ESSA’s business, financial condition and results of operations and it could cause the market value of ESSA’s securities to decline.

In addition, by the time any products are ready to be commercialized, what ESSA believes to be the market for these products may have changed. The Company’s estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. ESSA’s failure to successfully introduce and market its products that are under development would have a material adverse effect on its business, financial condition and results of operations.

ESSA is subject to U.S. laws relating to fraud and abuse and patients’ rights.

As a pharmaceutical company, even though ESSA does not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to ESSA’s future arrangements with third-party payors and customers who are in a position to purchase, recommend and/or prescribe ESSA’s product candidates for which the Company obtains marketing approval. These broadly applicable fraud and abuse and other healthcare laws and regulations may constrain ESSA’s future business or financial arrangements and relationships with healthcare professionals, principal investigators, consultants, customers, and third-party payors and other entities, including ESSA’s marketing practices, educational programs and pricing policies. Restrictions under applicable federal and state healthcare laws and regulations that may affect ESSA’s ability to operate include, but are not limited to, the following:

•	the U.S. Anti-Kickback Statute, among other things, prohibits persons from knowingly and willfully soliciting, offering, receiving or providing paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, among other things, prohibits individuals or entities from knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment or approval that are false or fraudulent or from knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

•	the U.S. HIPAA, among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g. public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as health plans, healthcare clearinghouses and healthcare providers;

•	the federal Physician Payment Sunshine Act, created under Section 6002 of the Affordable Care Act and its implementing regulations, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the CMS, information related to “payments or other transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians (as defined above) and their immediate family members and payments or other “transfers of value” to such physician owners and their immediate family members; and

•	analogous state and foreign laws and regulations, including: state anti-kickback and false claims laws which may apply to ESSA’s business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by state governmental and non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government; state laws that require drug manufacturers to track gifts and other remuneration and items of value provided to healthcare professionals and entities and file reports relating to pricing and marketing information; and state and foreign laws that govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that ESSA’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that ESSA’s business practices may not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If ESSA’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to ESSA, the Company may be subject to penalties, including without limitation, significant civil, criminal and administrative penalties, damages, fines, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings, and the curtailment or restructuring of ESSA’s operations. If any physicians or other healthcare providers or entities with whom ESSA expects to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Moreover, ESSA expects there will continue to be federal and state laws and regulations, proposed and implemented, that could impact ESSA’s operations and business. The extent to which future legislation or regulations, if any, relating to healthcare fraud abuse laws or enforcement, may be enacted or what effect such legislation or regulation would have on ESSA’s business remains uncertain.

The Company may acquire businesses or products or form strategic alliances in the future and the Company may not realize the benefits of such acquisitions.

The Company may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that the Company believes will complement or augment its existing business.

If the Company acquires businesses in the future, it may not be able to realize the benefit of acquiring such businesses if the Company is unable to successfully integrate them with its existing operations and company culture. The Company may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent the Company from realizing their expected benefits. The potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges with respect to intellectual property, product quality, revenue recognition or other accounting practices, taxes, corporate governance and internal controls, regulatory compliance, employee, customer or partner disputes or issues and other legal and financial contingencies could decrease or eliminate the anticipated benefits and synergies of any acquisition and could negatively affect ESSA’s future business and financial results.

As part of ESSA’s business strategy, it may also continue to acquire additional companies, products or technologies principally related to, or complementary to, ESSA’s current operations. Any such acquisitions will be accompanied by certain risks including but not limited to:

•	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;

•	higher than anticipated acquisition costs and expenses;

•	the difficulty and expense of integrating operations, systems and personnel of acquired companies;

•	disruption of ESSA’s ongoing business;

•	inability to retain key customers, distributors, vendors and other business partners of the acquired company;

•	diversion of management’s time and attention; and

•	possible dilution to shareholders.

ESSA may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect ESSA’s business, financial condition or results of operations.

ESSA may seek to enter into collaborations with third parties for the development and commercialization of its product candidates. If ESSA fails to enter into such collaborations, or such collaborations are not successful, it may not be able to capitalize on the market potential of its product candidates.

The Company may seek third-party collaborators for development and commercialization of its product candidates. ESSA is not currently party to any such arrangement. However, if ESSA does enter into any such arrangements with any third parties in the future, it will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of ESSA’s product candidates. The Company’s ability to generate revenues from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving ESSA’s product candidates would pose the following risks:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not pursue development and commercialization of ESSA’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with ESSA’s products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ESSA’s;

•	collaborators with marketing and distribution rights to one or more of ESSA’s products may not commit sufficient resources to the marketing and distribution of such product or products;

•	collaborators may not properly maintain or defend ESSA’s intellectual property rights or may use ESSA’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate ESSA’s intellectual property or proprietary information or expose ESSA to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose ESSA to litigation and potential liability;

•	disputes may arise between the collaborators and ESSA that result in the delay or termination of the research, development or commercialization of ESSA’s products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a collaborator of ESSA’s were to be involved in a business combination, the continued pursuit and emphasis on ESSA’s product development or commercialization program could be delayed, diminished or terminated.

ESSA’s employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for ESSA and harm ESSA’s reputation.

ESSA is exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards ESSA has established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to ESSA. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to ESSA’s reputation. If any such actions are instituted against ESSA and ESSA is not successful in defending itself or asserting ESSA’s rights, those actions could have a significant impact on ESSA’s business, results of operations, financial condition and cash flows from future prospects, including the imposition of significant fines or other sanctions.

If product liability lawsuits are brought against the Company, it may incur substantial liabilities and may be required to cease the sale, marketing and distribution of its products.

The Company could face a potential risk of product liability as a result of its potential sales, marketing and distribution activities relating to any future commercialization of any future product. For example, the Company may be sued if any product it develops allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under U.S. state or Canadian provincial or other foreign consumer protection legislation. If the Company cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to cease the sale, marketing and distribution of its products. Even successful defense against product liability claims would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any future products that the Company may develop;

•	injury to the Company’s reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and the Company’s resources;

•	substantial monetary awards to consumers, trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize;

•	the inability to continue the sale, marketing and distribution of ESSA’s potential future products; and

•	a decline in the price of the Common Shares.

The Company currently maintains insurance that it believes has sufficient coverage to protect against the liability risks discussed above and the Company believes this coverage is consistent with industry norms for companies at a similar stage of development. However, if the Company is unable to obtain and retain sufficient product liability insurance in the future at an acceptable cost to protect against potential product liability claims, the commercialization of products it develops could be hindered or prevented.

The Company’s business and operations would suffer in the event of computer system failures.

Despite the implementation of security measures, ESSA’s internal computer systems and those of other third parties on which it relies are vulnerable to damage from computer viruses, unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in ESSA’s operations, it could result in a material disruption of ESSA’s drug development programs. To the extent that any disruption or security breach results in a loss of or damage to ESSA’s data or applications, or inappropriate disclosure of confidential or proprietary information, ESSA could incur liability and the further development of ESSA’s future product candidates could be delayed.

If ESSA fails to comply with environmental, health and safety laws and regulations, ESSA could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of ESSA’s business.

ESSA is subject to numerous environmental, health and safety laws and regulations in Canada and in the United States, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. ESSA’s operations involve the use of hazardous and flammable materials, including chemicals and biological materials. ESSA’s operations also produce hazardous waste products. The Company generally contracts with third parties for the disposal of these materials and wastes. ESSA cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from ESSA’s use of hazardous materials, it could be held liable for any resulting damages, and any liability could exceed its resources. ESSA also could incur significant costs associated with civil or criminal fines and penalties.

Although ESSA maintains workers’ compensation insurance to cover for costs and expenses ESSA may incur due to injuries to employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. ESSA does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of biological or hazardous materials.

In addition, ESSA may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair ESSA’s research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Business disruptions could seriously harm ESSA’s future revenues and financial condition and increase costs and expenses.

ESSA’s operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which ESSA is predominantly self-insured. ESSA does not carry insurance for all categories of risk that ESSA’s business may encounter. The occurrence of any of these business disruptions could seriously harm ESSA’s operations and financial condition and increase costs and expenses. Further, any significant uninsured liability may require ESSA to pay substantial amounts, which would adversely affect ESSA’s business, results of operations, financial condition and cash flows from future prospects.

ESSA has no experience manufacturing ESSA’s product candidates on a large clinical or commercial scale and have no manufacturing facility. As a result, ESSA may in the future be dependent on third-party manufacturers for the manufacture of its potential product candidates as well as on third parties for ESSA’s supply chain, and if ESSA experiences problems with any future third parties, the manufacturing of ESSA’s product candidates or products could be delayed.

ESSA does not own or operate facilities for the manufacture of future potential product candidates. ESSA currently has no plans to build internal clinical or commercial scale manufacturing capabilities. As a result, ESSA potentially may rely on third party CMOs, in the future, for the chemical manufacture of active pharmaceutical ingredients for ESSA’s potential products. Also, ESSA may potentially rely on another CMO for the production of the final product formulation. To meet ESSA’s projected potential needs for clinical supplies to support its activities through regulatory approval and commercial manufacturing, the CMOs with whom ESSA may potentially work will need to increase the scale of production. ESSA may need to identify additional CMOs for continued production of supply for product candidates in the event the current potential CMOs ESSA chooses to utilize are unable to scale production, or if ESSA otherwise experiences any problems with them. Although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers. ESSA may encounter technical difficulties or delays in the transfer of any future potential product manufacturing on a commercial scale to additional third-party manufacturers. ESSA may be unable to enter into agreements for commercial supply with third party manufacturers, or may be unable to do so on acceptable terms. If ESSA is unable to arrange for alternative third-party manufacturing sources or to do so on commercially reasonable terms or in a timely manner, ESSA may not be able to complete development of its potential product candidates, market or distribute them.

Reliance on third-party manufacturers entails risks to which ESSA would not be subject if ESSA manufactured product candidates or products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond ESSA’s control, including a failure to synthesize and manufacture product candidates or any products ESSA may eventually commercialize in accordance with ESSA’s specifications and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to ESSA. In addition, the FDA and other regulatory authorities require that ESSA’s product candidates and any products that ESSA may eventually commercialize be manufactured according to GMP and similar foreign standards. Any failure by ESSA’s third-party manufacturers to comply with GMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of ESSA’s potential product candidates and could cause ESSA to incur higher costs and prevent ESSA from commercializing product candidates successfully. In addition, such failure could be the basis for the FDA to issue a warning letter, withdraw approvals for product candidates previously granted to ESSA, or take other regulatory or legal action, including recall or seizure of outside supplies of the product candidate, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention or product, refusal to permit the import or export of products, injunction, or imposing civil and criminal penalties.

Any significant disruption in ESSA’s supplier relationships could harm the Company’s business. Any significant delay in the supply of a product candidate or its key materials for a potential ongoing clinical study could considerably delay completion of ESSA’s potential clinical trials, product testing and regulatory approval of ESSA’s potential product candidates. If ESSA’s manufacturers or ESSA is unable to purchase these key materials after regulatory approval has been obtained for ESSA’s product candidates, the commercial launch of ESSA’s product candidates would be delayed or there would be a shortage in supply, which would impair ESSA’s ability to generate revenues from the sale of its product candidates. It may take several years to establish an alternative source of supply for ESSA’s product candidates and to have any such new source approved by the FDA.

ESSA may be subject to claims by third parties asserting that ESSA, or ESSA’s employees have misappropriated their intellectual property, or claiming ownership of what ESSA regards as its own intellectual property.

Certain of ESSA’s employees, including senior management, were previously employed, or continue to be employed, at universities or other public institutions, or at other biotechnology or pharmaceutical companies, including ESSA’s competitors or potential competitors. Some of these employees, executed proprietary rights, nondisclosure and noncompetition agreements, in connection with such previous employment. ESSA may be subject to claims that ESSA, or these employees, have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. If ESSA fails in prosecuting or defending any such claims, in addition to paying monetary damages, ESSA may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and ESSA could be required to obtain a license from such third party to commercialize ESSA’s technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if ESSA is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Compulsory licensing and/or generic competition may affect the Company’s business in certain countries.

In a number of countries, governmental authorities and other groups have suggested that companies which manufacture medical products (e.g., pharmaceuticals) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical company does not do so, its patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that ESSA grant compulsory licenses to allow competitors to manufacture and sell their own versions of ESSA’s products, thereby reducing ESSA’s sales or the sales of ESSA’s licensee(s). In all of these situations, the results of future operations in these countries if any, could be adversely affected.

ESSA’s business depends heavily on the use of information technologies.

Several key areas of ESSA’s business depend on the use of information technologies. Despite ESSA’s best efforts to prevent such behaviour, third parties may nonetheless attempt to hack into ESSA’s systems and obtain data relating to ESSA’s pre-clinical studies or proprietary information on potential products. If ESSA fails to maintain or protect ESSA’s information systems and data integrity effectively, ESSA could lose, have difficulty attracting customers, have difficulty preventing, detecting, and controlling fraud, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While ESSA has invested in the protection of data and information technology, there can be no assurance that ESSA’s efforts, or those of ESSA’s third-party collaborators, if any, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on ESSA’s business, operating results and financial condition.

The Company remains subject to the restrictions and conditions of the CPRIT Agreement. Failure to comply with the CPRIT Agreement may adversely affect ESSA’s financial condition and results of operations.

ESSA has relied on the CPRIT Grant to fund a portion of its operations to date. In the third quarter of 2015, ESSA received US$3.7 million from the CPRIT Grant upon the clearance of the IND by the FDA. ESSA expects to receive additional proceeds from the CPRIT Grant of US$5.5 million, expected in July 2016 upon completion of the Phase 1 safety portion of the Company’s Phase 1/2 clinical trial. The CPRIT Grant is subject to ESSA’s compliance with the scope of work outlined in the CPRIT Agreement and demonstration of its progress towards achievement of the milestones set forth in the CPRIT Agreement. If ESSA fails to comply with the terms of the CPRIT Agreement, it may not receive the remaining tranches of the CPRIT Grant or it may be required to reimburse some or the entire CPRIT Grant. Further, the CPRIT Grant may only be applied to a limited number of allowable expenses. Failure to obtain the remaining tranches of the CPRIT Grant or being required to reimburse all or a portion of the CPRIT Grant may cause a halt or delay in ESSA’s ongoing operations, which may adversely affect its financial condition and results of operations.

If the Company fails to comply with the terms of the CPRIT Agreement, CPRIT will have the option to pursue the transfer and assignment of the Company’s rights, title and interest in the intellectual property rights and technologies developed as a result of the CPRIT Grant. Failure to maintain ownership over the Company’s intellectual property and technologies may adversely affect the Company’s financial condition and results of operations.

If ESSA is unable to implement and maintain effective internal controls over financial reporting in the future, ESSA may not be able to report financial results accurately or prevent fraud. In that case, investors may lose confidence in the accuracy and completeness of ESSA’s financial reports and the market price of ESSA’s common shares may be negatively affected.

Maintaining effective internal control over financial reporting is necessary for ESSA to produce reliable financial reports and is important in helping to prevent financial fraud. If ESSA is unable to maintain adequate internal controls, ESSA’s business and operating results could be harmed. As a non-accelerated public company, ESSA is not currently required to comply with Section 404(b) of Sarbanes-Oxley. ESSA is no longer considered a “venture issuer” by virtue of having its securities listed on the TSX in July 2015. Non-venture issuers must establish and maintain disclosure controls and procedures and internal control over financial reporting. ESSA will be required to certify that it has established disclosure controls and procedures and internal controls over financial reporting for the interim period ending December 31, 2015. Pursuant to NI 52-109, ESSA evaluates how to document and test internal control procedures to satisfy the requirements of Section 404(a) of Sarbanes-Oxley and the related rules of the SEC and NI 52-109, which require, among other things, ESSA’s management to assess annually the effectiveness of ESSA’s internal control over financial reporting. During the course of this documentation and testing, ESSA may identify weaknesses or deficiencies that ESSA may be unable to remedy.

Preparing ESSA’s consolidated financial statements involves a number of complex manual and automated processes which are dependent on individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of ESSA’s consolidated financial statements. Management’s significant estimates and judgements with respect to financial reporting are discussed and disclosed in the consolidated financial statements.

The process of designing and implementing effective internal controls and procedures, and expanding ESSA’s internal accounting capabilities, is a continuous effort that requires ESSA to anticipate and react to changes in ESSA’s business and the economic and regulatory environments and expend significant resources to establish and maintain a system of internal controls that is adequate to satisfy ESSA’s reporting obligations as a public company. The standards that must be met for management to assess the internal control over financial reporting as effective are complex, and require significant documentation, testing and possible remediation to meet the detailed standards. ESSA cannot be certain at this time whether the Company will be able to successfully complete the continuing implementation of controls and procedures or the certification and attestation requirements of Section 404 and NI 52-109 on a continuous basis.

If a material misstatement occurs in the future, ESSA may fail to meet its future reporting obligations, it may need to restate its financial results and the price of its Common Shares may decline. Any failure of ESSA’s internal controls could also adversely affect the results of the periodic management evaluations and any future annual independent registered public accounting firm attestation reports regarding the effectiveness of ESSA’s internal control over financial reporting that may be required when Section 404 of Sarbanes-Oxley becomes fully applicable to ESSA. Effective internal controls are necessary for ESSA to produce reliable financial reports and are important to helping prevent financial fraud. If ESSA cannot provide reliable financial reports or prevent fraud, ESSA’s business and results of operations could be harmed, investors could lose confidence in ESSA’s reported financial information, and the trading price of ESSA’s Common Shares could drop significantly.

ESSA incurs significantly increased costs and devotes substantial management time as a result of operating as a U.S. public company.

As a U.S. public company, ESSA incurs significant legal, accounting and other expenses that it did not incur as a private company or as a Canadian public company. For example, ESSA is subject to the reporting requirements of the Exchange Act, and is required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. ESSA’s continued compliance with these requirements increase its legal and financial compliance costs and make some activities more time consuming and costly. In addition, ESSA’s management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, ESSA incurs significant expenses and devotes substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley, which involves annual assessments of a company’s internal controls over financial reporting. ESSA may in the future need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. ESSA cannot predict or estimate the amount of additional costs incurred as a result of becoming a U.S. public company or the timing of such costs.

ESSA is a “foreign private issuer” and has disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, ESSA is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

ESSA is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and is not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, ESSA will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. ESSA will be required to file or furnish to the SEC the continuous disclosure documents that ESSA is required to file in Canada under Canadian securities laws. For example, ESSA will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. ESSA will also have four months after the end of each fiscal year to file ESSA’s annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, ESSA’s officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act. Accordingly, ESSA’s shareholders may not know on as timely a basis when ESSA’s officers, directors and principal shareholders purchase or sell their common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, ESSA is also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

In addition, as a foreign private issuer, ESSA has the option to follow certain Canadian corporate governance practices rather than those of, except to the extent that such laws would be contrary to U.S. securities laws, and provided that ESSA disclose the requirements ESSA is not following and describe the Canadian practices ESSA follows instead. As a result, ESSA’s shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic U.S. corporate governance requirements.

ESSA may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

ESSA may in the future lose foreign private issuer status if a majority of ESSA’s common shares are held in the United States and ESSA fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of ESSA’s directors or executive officers are U.S. citizens or residents; (ii) a majority of ESSA’s assets are located in the United States; or (iii) ESSA’s business is administered principally in the United States. The regulatory and compliance costs to ESSA under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If ESSA is not a foreign private issuer, ESSA would be required to file periodic and current reports and Annual Reports on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

In addition, ESSA may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. Further, if ESSA engages in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require ESSA to file resale Annual Reports with the SEC as a condition to any such financing.

The Company’s status as an Emerging Growth Company and the reduced disclosure requirements applicable to Emerging Growth Companies, may make the Common Shares less attractive to investors.

ESSA is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, and delay compliance with new or revised accounting standards until those standards are applicable to private companies. ESSA will not take advantage of the extended transition period for complying with new or revised accounting standards. This election is irrevocable.

ESSA may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to it so long as it qualifies as an “emerging growth company” and thus the level of information provided may be different than that of other U.S. public companies. If ESSA does take advantage of any of these exemptions, some investors may find its securities less attractive, which could result in a less active trading market for ESSA’s Common Shares, and its share price may be more volatile as a result.

ESSA could be an emerging growth company until the last day of the first fiscal year following the fifth anniversary of its first common equity offering, although circumstances could cause ESSA to lose that status earlier if annual revenues exceed US$1.0 billion, if ESSA issues more than US$1.0 billion in non-convertible debt in any three-year period or if ESSA becomes a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

Risks Relating to the Company’s Securities

Except as otherwise disclosed in a prospectus supplement for any particular issuance of Securities, the following risk factors apply with respect to the Securities, as applicable.

Market for the Company’s securities.

There is currently no market through which the Company’s securities, other than the Common Shares, may be sold and unless otherwise specified in the applicable prospectus supplement, the Debt Securities, Subscription Receipts and Warrants will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell the Debt Securities, Subscription Receipts or Warrants purchased under this prospectus. This may affect the pricing of the Company’s securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Company’s securities, other than the Common Shares, will develop, or if developed, that any such market will be sustained.

The Company has never declared dividends and may not do so in the future.

ESSA has not declared or paid any cash dividends on Common Shares to date. The payment of dividends in the future will be dependent on ESSA’s earnings and financial condition and on such other factors as ESSA’s Board considers appropriate. Unless and until ESSA pays dividends, shareholders may not receive a return on their shares. There is no present intention by the Board to pay dividends on the Common Shares.

Future Sales or Issuances of Securities

The market price of the Company’s equity securities could decline as a result of issuances of securities by the Company or sales by the Company’s existing shareholders of Common Shares in the market, or the perception that these sales could occur, during the currency of this prospectus. Sales of Common Shares by shareholders pursuant to this prospectus or otherwise might also make it more difficult for the Company to sell equity securities at a time and price that the Company deems appropriate. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

Debt Securities Will Be Unsecured and Rank Equally in Right of Payment With All of the Company’s Other Future Unsecured Debt

The Debt Securities, if issued, will be unsecured and will rank equally in right of payment with all of the Company’s other existing and future unsecured debt. The Debt Securities will be effectively subordinated to all of the Company’s existing and future secured debt to the extent of the assets securing such debt. If the Company is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured Debt Securities, including the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the proceeds from an offering of the Company’s securities as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds of an offering of the Company’s securities. Management may use the net proceeds of an offering of the Company’s securities in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

It may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws.

The Company is incorporated under the laws of the Province of British Columbia, Canada. A majority of its directors and officers reside in Canada. Because all or a substantial portion of the assets of the Company and these persons are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon the Company or the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act or other United States laws. There is substantial doubt as to whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities and whether a judgment of a United States court predicated solely upon such civil liabilities would be enforceable in Canada by a Canadian court.

An active trading market for the Common Shares may not be sustained.

Although ESSA has listed the Common Shares on the NASDAQ and the TSX, an active trading market for the Common Shares may not be sustained. In addition, the Common Shares only began trading on NASDAQ on July 9, 2015 and it is too soon to determine whether an active trading market in the United States will develop. Furthermore, ESSA recently graduated from the TSX-V to commence trading on the TSX on July 28, 2015. Accordingly, if an active trading market for the Common Shares is not maintained, the liquidity of the Common Shares and the prices that may be obtained for the Common Shares will be adversely affected.

The market price and trading volume of ESSA's Common Shares may be volatile, which could result in rapid and substantial losses for its shareholders.

The market price of ESSA's Common Shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in the Common Shares may fluctuate and cause significant price variations to occur as demonstrated by the Company’s share price’s low from commencement of trading on January 27, 2015 to December 21, 2015 on the TSX ($3.50) and the corresponding high on the TSX ($15.40). Adding further uncertainty to the market price of ESSA's Common Shares is its limited trading history on the NASDAQ, where it began trading on July 9, 2015. The market price of the Common Shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect ESSA's share price or result in fluctuations in the price or trading volume of the Common Shares include:

•	quarterly variations in operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	change in valuations;

•	changes in ESSA's operations;

•	expenses ESSA incurs related to future research;

•	regulatory approvals;

•	fluctuations in the demand for ESSA's product candidates;

•	changes in the industry in which ESSA operates;

•	announcements by ESSA or other companies of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments, plans, prospects, service offerings or operating results;

•	additions or departures of key personnel;

•	future sales of the Company’s securities;

•	other risk factors discussed herein; and

•	other unforeseen events.

Stock markets in the United States and Canada have experienced extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as acts of terrorism, prolonged economic uncertainty, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of ESSA's Common Shares.

USE OF PROCEEDS

Unless the Company otherwise indicates in a prospectus supplement, the Company currently intends to use the net proceeds from the sale of its securities for general corporate purposes, including funding research and development, preclinical and clinical expenses, and corporate costs.

By the nature of its business as a pre-clinical pharmaceutical company, the Company had negative operating cash flow for its most recent interim financial period and financial year. To the extent the Company has negative cash flows in future periods, the Company may use a portion of its general working capital to fund such negative cash flow. See “Risk Factors”.

More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in any applicable prospectus supplement. The Company may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus.

EARNINGS COVERAGE

If the Company offers Debt Securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company, on a consolidated basis, since September 30, 2015, the date of the most recently filed financial statements of the Company.

PRIOR SALES

For the 12-month period prior to the date of this prospectus, the Company has issued the following Common Shares, or securities that are convertible or exchangeable into Common Shares:

Date of Issuance/Grant	Type of Security	Number of Securities Issued	Issue/Exercise Price
December 31, 2014	Options	150,000		$2.00
January 16, 2015	2015 Special Warrants(1)	4,363,634	US$	2.75
January 16, 2015	Broker Warrants(2)	257,018		$2.00
January 26, 2015	Common Shares(3)	2,382,540		$0.00
February 23, 2015	Options	10,000		$4.65
February 25, 2015	Common Shares(4)	48,705		$2.00
March 2, 2015	Options	10,000		$5.15
March 4, 2015	Common Shares(4)	6,169		$2.00
March 5, 2015	Options	50,000		$5.35
March 11, 2015	Common Shares(4)	4,803		$2.00
March 19, 2015	Common Shares(4)	14,312		$2.00
March 27, 2015	Common Shares(4)	259		$2.00
April 28, 2015	Common Shares(5)	7,000		$0.50
April 28, 2015	Common Shares(5)	5,100		$0.80
May 7, 2015	Common Shares(4)	655		$2.00
June 4, 2015	Common Shares(4)	5,272		$2.00
June 12, 2015	Common Shares(5)	24,000		$0.80
June 22, 2015	Common Shares(5)	7,000		$0.50
June 22, 2015	Common Shares(5)	8,100		$0.80
June 23, 2015	Options	55,000		$14.90
June 24, 2015	Common Shares(4)	21,087		$2.00
June 29, 2015	Common Shares (6)	80,000		$0.00
July 10, 2015	Common Shares(6)	4,283,634		$0.00
July 13, 2015	Common Shares(4)	217		$2.00
July 22, 2015	Common Shares(4)	1,512		$2.00
July 23, 2015	Common Shares(4)	1,372		$2.00
July 30, 2015	Common Shares(5)	10,000		$0.80
August 7, 2015	Options	10,000		$8.90
September 9, 2015	Options	60,000		$9.10
November 6, 2019	Options	20,000		$7.26

Notes:

(1)	January 2015, the Company issued 4,363,634 2015 Special Warrants for the 2015 Special Warrant Financing.

(2)	Issued to the financing agents in connection with the 2015 Special Warrant Financing.

(3)	Issued on conversion of all of the Company’s outstanding Preferred Shares.

(4)	Issued on the exercise of Broker Warrants.

(5)	Issued on the exercise of Options.

(6)	Issued on deemed exercise of all of the Company’s outstanding 2015 Special Warrants.

MARKET FOR SECURITIES

The Common Shares are listed on the TSX (trading symbol: EPI) and the NASDAQ (trading symbol: EPIX). The following table sets forth, for the calendar periods indicated, the high and low trading prices and composite volume of trading of the Common Shares as reported on the TSX-V and the TSX prior to the filing of this prospectus.

TSX-V & TSX

Month	Monthly High Price (C$)	Monthly Low Price (C$)	Monthly Volume
January 2015(1)	4.40	3.50	54,843
February 2015	5.00	3.85	410,062
March 2015	8.20	4.80	584,186
April 2015	9.78	7.30	823,640
May 2015	9.50	8.48	388,231
June 2015	15.40	9.25	829,184
July 2015(2)	14.10	8.97	314,307
August 2015	9.98	6.41	276,909
September 2015	9.50	7.60	180,539
October 2015	9.10	7.98	118,480
November 2015	7.95	5.55	95,390
December 2015(3)	6.84	5.00	68,995

Notes:

(1)	The Company’s Common Shares were listed for trading on the TSX-V on January 27, 2015.
(2)	Based on the combined total volume and trading prices on the TSX-V and the TSX for the month of July, in which the listing of the Company’s Common Shares was graduated to the TSX on July 28, 2015.

(3)	From December 1, 2015 to December 21, 2015, the last trading day prior to the date of this prospectus.

NASDAQ

Month	Monthly High Price (US$)	Monthly Low Price (US$)	Monthly Volume
July 2015(1)	11.69	6.95	47,233
August 2015	7.75	4.85	21,555
September 2015	7.00	5.75	14,298
October 2015	7.00	5.85	25,812
November 2015	6.00	4.25	28,248
December 2015(2)	4.89	4.11	24,910

Notes:

(1)	The Company’s Common Shares were listed for trading on the NASDAQ on July 9, 2015.

(2)	From December 1, 2015 to December 21, 2015, the last trading day prior to the date of this prospectus.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. As of December 21, 2015, there were 22,630,047 Common Shares issued and outstanding, 3,493,519 Common Shares issuable upon exercise of outstanding stock options, 281,363 Common Shares issuable upon exercise of Warrants.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares are entitled to receive on a pro rata basis such dividends on the Common Shares, if any, as and when declared by the Board at its discretion, from funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with, the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

This section describes the general terms that will apply to any Warrants issued pursuant to this prospectus. The Company may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from such other securities. Warrants may be issued under one or more warrant indentures or warrant agency agreements between the Company and one or more banks or trust companies acting as warrant agent.

The Company will not offer Warrants pursuant to this prospectus unless a prospectus supplement containing the specific terms of the Warrants so offered is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale. The prospectus supplement, in respect of any Warrants issued under this prospectus, will include the following, where applicable:

•	the aggregate number of Warrants being offered;

•	the price at which the Warrants will be offered;

•	the date or dates on which the Warrants may be exercised;

•	the number of Common Shares that may be purchased upon the exercise of each Warrant;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of securities issuable upon exercise of the Warrants, (ii) the exercise price of the Warrants and (iii) the term of the Warrants;

•	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Warrants will be listed on any exchange;

•	material Canadian federal income tax consequences of purchasing the Warrants; and

•	any other material terms or conditions of the Warrants.

The statements made in this prospectus relating to any Warrants to be issued under this prospectus, or the warrant indenture or warrant agreement, if applicable, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Warrants and any applicable warrant indenture or warrant agreement. Prospective investors should refer to the terms of specific Warrants being offered, including any applicable warrant indenture or warrant agreement. If applicable, the Company will file a copy of the applicable warrant indenture or warrant agreement relating to an offering of Warrants with the applicable securities regulatory authorities in Canada after the Company has entered into such agreement.

Units

In addition to issuing Common Shares or Warrants pursuant to this prospectus, the Company may also issue Units comprised of both Common Shares and Warrants. Each Unit will be issued so that the purchaser of a Unit will have the rights and obligations of a holder of each included security. The unit agreement, if any, pursuant to which Units are issued may provide that the Common Shares and Warrants included in a Unit may not be held or transferred separately, at any time or at any time before a specified date.

The Company will not offer Units pursuant to this prospectus unless a prospectus supplement containing the specific terms of the Units so offered is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Units will be offered for sale. The prospectus supplement in respect of any Units issued under this prospectus will include the following, where applicable:

•	the aggregate number of Units being offered;

•	the price at which the Units will be offered;

•	the number of Common Shares and Warrants included in each Unit;

•	the terms of the Warrants included in the Units;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units;

•	whether and under what circumstances the Common Shares and Warrants included in the Units may be held or transferred separately;

•	whether the Units will be issued in fully registered or global form;

•	material Canadian federal income tax consequences of purchasing the Units; and

•	any other material terms or conditions of the Units.

The statements made in this prospectus relating to any Units to be issued under this prospectus, or the applicable unit agreement, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Units and the applicable unit agreement. Prospective investors should refer to the terms of specific Units being offered, including the applicable unit agreement. The Company will file a copy of the applicable unit agreement relating to an offering of Units with the applicable securities regulatory authorities in Canada after the Company has entered into such agreement.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts issued pursuant to this prospectus. Subscription Receipts issued under this prospectus will generally be exchangeable for Common Shares, Warrants or Units, without payment of any additional consideration, upon the occurrence of certain events or the satisfaction of certain conditions. The Company may issue Subscription Receipts independently or together with other securities, and Subscription Receipts sold with other securities may be attached to or separate from such other securities. Subscription Receipts will generally be issued under a subscription receipt agreement between the Company and a trust company acting as escrow agent.

The Company will not offer Subscription Receipts pursuant to this prospectus unless a prospectus supplement containing the specific terms of the Subscription Receipts so offered is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Subscription Receipts will be offered for sale. The prospectus supplement in respect of any Subscription Receipts issued under this prospectus will include the following, where applicable:

•	the aggregate number of Subscription Receipts being offered;

•	the price at which the Subscription Receipts will be offered;

•	the number and class of securities issuable in exchange for the Subscription Receipts;

•	the terms and number of securities issuable in exchange for the Subscription Receipts;

•	the conditions that must be satisfied before the Subscription Receipts are exchanged for Common Shares or other securities of the Company;

•	the procedures and mechanics for the exchange of the Subscription Receipts into Common Shares or other securities of the Company;

•	material Canadian federal income tax consequences of purchasing the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts.

The statements made in this prospectus relating to any Subscription Receipts to be issued under this prospectus, or the applicable subscription receipt agreement, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Subscription Receipts and the applicable subscription receipt agreement. Prospective investors should refer to the terms of specific Subscription Receipts being offered, including the applicable subscription receipt agreement. The Company will file a copy of the applicable subscription receipt agreement relating to an offering of Subscription Receipts with the applicable securities regulatory authorities in Canada after the Company has entered into such agreement.

Debt Securities

In this description of Debt Securities section, “we”, “us”, “our”, or the “Company” refer to ESSA Pharma Inc. but not to its subsidiary.

This section describes the general terms that will apply to any Debt Securities issued pursuant to this prospectus. The Company may issue Debt Securities in one or more series under an indenture, or the indenture, to be entered into between it and one or more trustees. The indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the BCBCA. A copy of the form of the indenture will be filed with the SEC as an exhibit to the Registration Statement of which this prospectus forms a part. The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the Debt Securities. If Debt Securities are issued, the Company will describe in the applicable prospectus supplement the particular terms and provisions of any series of the Debt Securities and a description of how the general terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.

The Company may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this prospectus.

General

The indenture will not limit the aggregate principal amount of Debt Securities that the Company may issue under the indenture and will not limit the amount of other indebtedness that the Company may incur. The indenture will provide that the Company may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the Debt Securities will be the Company’s unsecured obligations. The indenture will also permit the Company to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement for any series of Debt Securities that the Company offers will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

•	the title of the Debt Securities;

•	the aggregate principal amount of the Debt Securities;

•	the percentage of principal amount at which the Debt Securities will be issued;

•	whether payment on the Debt Securities will be senior or subordinated to the Company’s other liabilities or obligations;

•	whether the payment of the Debt Securities will be guaranteed by any other person;

•	the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the Debt Securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the Debt Securities and the portion (if less than the principal amount) of Debt Securities to be payable upon a declaration of acceleration of maturity;

•	whether the Debt Securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

•	the place or places the Company will pay principal, premium, if any, and interest and the place or places where Debt Securities can be presented for registration of transfer or exchange;

•	whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether and on what terms the Company will have the option to redeem the Debt Securities rather than pay the additional amounts;

•	whether the Company will be obligated to redeem or repurchase the Debt Securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

•	whether the Company may redeem the Debt Securities at the Company’s option and the terms and conditions of any such redemption;

•	the denominations in which the Company will issue any registered Debt Securities, if other than denominations of US$1,000 and any multiple of US$1,000 and, if other than denominations of US$5,000, the denominations in which any unregistered debt security shall be issuable;

•	whether the Company will make payments on the Debt Securities in a currency or currency unit other than U.S. dollars or by delivery of the Company’s common shares or other property;

•	whether payments on the Debt Securities will be payable with reference to any index or formula;

•	whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the Debt Securities as unregistered securities (with or without coupons), registered securities or both;

•	the periods within which and the terms and conditions, if any, upon which the Company may redeem the Debt Securities prior to maturity and the price or prices of which and the currency or currency units in which the Debt Securities are payable;

•	any changes or additions to events of default or covenants;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of Debt Securities have special rights if specified events occur;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

•	rights, if any, on a change of control;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of Debt Securities will have the right to require the Company to repurchase the Debt Securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or the Company has a change of control.

The Company may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

The Company may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, its Debt Securities will be unsecured obligations and will rank equally with all of the Company’s other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the indenture. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables, of the Company’s subsidiary.

The Board may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book Entry

Unless otherwise specified in the applicable prospectus supplement, a series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, the trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, the Company may at any time and in its sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of US$1,000 and integral multiples of US$1,000 and unregistered securities will be issuable in denominations of US$5,000 and integral multiples of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities (other than global securities) will be made at the office or agency of the trustee, or at the Company’s option it can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

The Company shall not be required to:

•	issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant redemption date if the Debt Securities for which such issuance, registration or exchange is requested may be among those selected for redemption;

•	register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•	exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or

•	issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Merger, Amalgamation or Consolidation

The indenture will provide that the Company may not consolidate with or amalgamate or merge with or into any other person, enter into any statutory arrangement with any person or convey, transfer or lease the Company’s properties and assets substantially as an entirety to another person, unless among other items:

•	the Company are the surviving person, or the resulting, surviving or transferee person, if other than the Company, is organized and existing under the laws of the United States, any state thereof or the District of Columbia, Canada, or any province or territory thereof, or, if the amalgamation, merger, consolidation, statutory arrangement or other transaction would not impair the rights of holders, any other country;

•	the successor person (if not the Company) assumes all of the Company’s obligations under the Debt Securities and the indenture; and

•	the Company or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes the Company’s obligations in such circumstances, subject to certain exceptions, the Company shall be discharged from all obligations under the Debt Securities and the indenture.

Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of the Company under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax, or Canadian Taxes, unless the Company is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.

If the Company is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, the Company will pay as additional interest such additional amounts, or the additional amounts, as may be necessary so that the net amount received by a holder of the Debt Securities after such withholding or deduction will not be less than the amount such holder of the Debt Securities would have received if such Canadian Taxes had not been withheld or deducted (a similar payment will also be made to holders of the Debt Securities, other than excluded holders (as defined herein), that are exempt from withholding but required to pay tax under Part XIII of the Income Tax Act (Canada) (the “ITA”), directly on amounts otherwise subject to withholding); provided, however, that no additional amounts will be payable with respect to a payment made to a holder of the Debt Securities, or an excluded holder, in respect of the beneficial owner thereof:

•	with which the Company do not deal at arm’s length (for purposes of the ITA) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the Debt Securities holder’s failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

•	which is subject to such Canadian Taxes by reason of the Debt Securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Debt Securities or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes because it is not entitled to the benefit of an otherwise applicable tax treaty by reason of the legal nature of such holder of the Debt Securities.

The Company will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. The Company will pay all taxes, interest and other liabilities which arise by virtue of any failure of it to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with applicable law. The Company will furnish to the holder of the Debt Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it.

Whenever in the indenture there is mentioned, in any context, the payment of principal, premium, if any, interest or any other payment under or with respect to a debt security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or could be payable in respect thereof.

The foregoing obligations shall survive any termination, defeasance or discharge of the indenture.

Tax Redemption

If and to the extent specified in the applicable prospectus supplement, the Debt Securities of a series will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if (1) the Company determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in the applicable prospectus supplement if any date is so specified, the Company has or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under “Additional Amounts” or (b) on or after a date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to the Company, or any change, amendment, application or interpretation shall be proposed, which, in any such case, in the written opinion to the Company of legal counsel of recognized standing, will result in the Company becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series and (2) in any such case, the Company, in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it; provided however, that (i) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay such additional amounts were a payment in respect of the Debt Securities then due, and (ii) at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect.

In the event that the Company elects to redeem the Debt Securities of such series pursuant to the provisions set forth in the preceding paragraph, the Company shall deliver to the trustee a certificate, signed by an authorized officer, stating that the Company is entitled to redeem the Debt Securities of such series pursuant to their terms.

Provision of Financial Information

The Company will file with the trustee, within 20 days after it files or furnishes them with the SEC, copies of the Company’s annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company is required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Notwithstanding that the Company may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Company will continue to provide the trustee:

•	within 20 days after the time periods required for the filing or furnishing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

•	within 20 days after the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not the Company has any of the Debt Securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that the Company shall not be obligated to file or furnish such reports with the SEC if the SEC does not permit such filings.

Events of Default

Unless otherwise specified in the applicable prospectus supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the indenture with respect to the Debt Securities of that series:

•	the Company fails to pay principal of, or any premium on, any debt security of that series when it is due and payable;

•	the Company fails to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;

•	the Company fails to make any required sinking fund or analogous payment for that series of Debt Securities;

•	the Company fails to observe or perform any of the covenants described in the section “— Merger, Amalgamation or Consolidation” for a period of 30 days;

•	the Company fails to comply with any of its other agreements in the indenture that affect or are applicable to the Debt Securities for 60 days after written notice by the trustee or to the Company and the trustee by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of any series affected thereby;

•	a default (as defined in any indenture or instrument under which the Company or its subsidiary has at the time of the indenture relating to this prospectus or will thereafter have outstanding any indebtedness) has occurred and is continuing, or the Company or its subsidiary has failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay has resulted in such indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$5,000,000 and 2% of the Company’s shareholders’ equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated, or the accelerated indebtedness, and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for the purposes of the indenture governing the Debt Securities relating to this prospectus until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to the Company or its subsidiary, it will be considered an event of default for purposes of the indenture governing the Debt Securities relating to this prospectus; or (B) if such accelerated indebtedness is recourse to the Company or its subsidiary, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such indenture or instrument in connection with such failure to pay or event of default will be applicable together with an additional seven days before being considered an event of default for the purposes of the indenture relating to this prospectus;

•	certain events involving the Company’s bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of Debt Securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series, subject to any subordination provisions, may require the Company to repay immediately:

•	the entire principal and interest and premium, if any, of the Debt Securities of the series; or

•	if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

If an event of default relates to events involving the Company’s bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind this accelerated payment requirement. If Debt Securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of Debt Securities.

The Company will be required to furnish to the trustee a statement annually as to the Company’s compliance with all conditions and covenants under the indenture and, if the Company is not in compliance, it must specify any defaults. The Company will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the Debt Securities of the affected series;

•	the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

•	the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

Defeasance

When the Company uses the term “defeasance”, it means discharge from some or all of the Company’s obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if the Company deposits with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company’s option:

•	the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

•	the Company will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to the Company.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the Company’s defeasance option, it must deliver to the trustee:

•	an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•	an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

•	a certificate of one of the Company’s officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Company is to be discharged from its obligations with respect to the Debt Securities, and not just from its covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

•	the Company is not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the indenture may be made by the Company and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

•	change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;

•	reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity;

•	change the place or currency of any payment;

•	affect the holder’s right to require the Company to repurchase the Debt Securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of Debt Securities;

•	change the percentage of Debt Securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or

•	reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by the Company with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Company may modify the indenture without the consent of the holders to:

•	evidence the Company’s successor under the indenture;

•	add covenants or surrender any right or power for the benefit of holders;

•	add events of default;

•	provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;

•	establish the forms of the Debt Securities;

•	appoint a successor trustee under the indenture;

•	add provisions to permit or facilitate the defeasance or discharge of the Debt Securities as long as there is no material adverse effect on the holders;

•	cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;

•	comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or

•	change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

The indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains the Company’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with the Company. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the trustee must eliminate the conflict or resign.

Resignation of Trustee

The trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of Debt Securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is trustee.

Consent to Service

In connection with the indenture, the Company will designate and appoint CT Corporation System, 111 Eighth Avenue, New York, New York, 10011, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the Debt Securities that may be instituted in any U.S. federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

Since all or substantially all of the Company’s assets, as well as the assets of most of its directors and officers, are outside the United States, any judgment obtained in the United States against the Company or certain of its directors or officers, including judgments with respect to the payment of principal on the Debt Securities, may not be collectible within the United States.

The Company has been advised that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against the Company in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York, or a New York Court, which is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the Debt Securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by the Company in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) proper service of process in respect of the proceedings in which such judgment was obtained was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order made by the Attorney General of Canada and under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights, including bankruptcy, reorganization, winding-up, moratorium and similar laws, and does not constitute, directly or indirectly, the enforcement of foreign laws which a court in the Province of British Columbia would characterize as revenue, expropriatory or penal laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the appropriate limitation period; (7) interest payable on the Debt Securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (8) the judgment does not conflict with another final and conclusive judgment in the same cause of action; except that a court in the Province of British Columbia may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or time for appeal has not expired; and except that any court in the Province of British Columbia may give judgment only in Canadian dollars.

The Company has been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon the U.S. federal securities laws.

PLAN OF DISTRIBUTION

New Issue

The Company may issue its securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers, or (iii) in connection with an acquisitions of assets or shares or another entity or company.

Each prospectus supplement with respect to the Company’s securities being offered by it will set forth the terms of the offering of the Company’s securities, including:

•	the name or names of any underwriters, dealers or other placement agents;

•	the number and the purchase price of, and form of consideration for, the Company’s securities;

•	any proceeds to the Company; and

•	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

The Company’s securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NASDAQ or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company. Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the Company’s securities offered by that prospectus supplement.

Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of the Company’s securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act, and applicable Canadian provincial securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom the Company enters into agreements may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, the Company’s securities in connection with an offering of the Company’s securities or effect any other transaction that is intended to stabilize the market price of the Company’s securities.

In connection with any offering of the Company’s securities, other than an “at the market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Company’s securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of Common Shares by certain selling securityholders. The prospectus supplement that the Company will file in connection with any offering of Common Shares by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Common Shares owned, controlled or directed by each selling securityholder;

•	the number or amount of Common Shares being distributed for the account of each selling securityholder;

•	the number or amount of securities to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding securities; and

•	whether such Common Shares are owned by the selling securityholders both of record and beneficially, of record only or beneficially only.

The selling securityholders may sell all or a portion of the Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If Common Shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Common Shares may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the TSX;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling the Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Common Shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Shares in the course of hedging in positions they assume. The selling securityholders may also sell the Common Shares short and deliver the Common Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge the Common Shares to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares from time to time pursuant to this prospectus or any supplement to this prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or prospectus supplement, the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the Common Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of the Common Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of the Common Shares is made, a prospectus supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of the Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Common Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of the Common Shares registered pursuant to the Registration Statement, of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of the Common Shares by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Company’s Common Shares to engage in market-making activities with respect to the Common Shares. All of the foregoing may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.

Once sold under the Registration Statement, of which this prospectus forms a part, the Common Shares will be freely tradable in the hands of person other than its affiliates.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Company’s securities offered thereunder.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Company’s securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

PROMOTERS

No person is, or has acted as, a promoter of the Company during the two years immediately preceding the date of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

ESSA is a corporation existing under the BCBCA. Most of the Company’s directors and officers, and the experts named in this prospectus, are residents of Canada, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers and experts under the United States federal securities laws. The Company has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

The Company filed with the SEC, concurrently with its Registration Statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.

AGENT FOR SERVICE OF PROCESS

Franklin Berger and David Parkinson, directors of the Company, reside outside of Canada and have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Franklin Berger	ESSA Pharma Inc., Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5
David Parkinson	ESSA Pharma Inc., Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company LLP at its offices located at 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G6. Davidson & Company report that they are independent from the Company in accordance with the Chartered Accountants of British Columbia Code Rules of Professional Conduct in British Columbia, Canada.

As of the date of this prospectus, the registrar and transfer agent of the Company is Computershare Trust Company of Canada at its offices in Vancouver, British Columbia.

LEGAL MATTERS

Certain legal matters related to the offering of securities under this prospectus will be passed upon by Blake, Cassels & Graydon LLP with respect to the matters of Canadian law, and by Skadden, Arps, Slate, Meaghar & Flom LLP with respect to matters of Unites States Law.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, the Company is subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, the Company also files reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document the Company files with or furnishes to the securities commissions and authorities of the provinces of Canada through SEDAR and any document the Company files with, or furnishes to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of the Company’s filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.